Exhibit 99.3

2007 Annual Report

LETTER TO SHAREHOLDERS

Dear  Shareholders:

2007 was a remarkable year for Himax as our revenues and net income both came in at historical highs. In addition, we have made a few strategic moves in both our display driver business and non-driver business, which we believe have set a solid foundation for Himax to achieve the next level of growth in the long term.

As a result of our continued efforts in broadening our product offerings and innovations, servicing our customers, and managing our costs, we generated revenue of US$918.2 million and net income of US$112.6 million in 2007. These figures represent an astounding year-over-year growth of 23.3% and 49.7%, respectively.

Our acquisition of Wisepal, a display driver IC design company focusing on small-and medium-sized applications, was officially closed on Feb. 1, 2007. This acquisition has accelerated Himax’s penetration into tier-one handset brands and strengthened our position as one of the world’s leaders in the small-and medium-sized applications.

Capitalizing on our successes as a leading display driver supplier in the flat panel display industry, we continue to invest heavily in non-driver products and have formed business alliances with leading players in the industry.

In the beginning of 2008, Chi Mei Optoelectronics, one of the world’s leading LCD panel manufacturers, and TPV Technologies, the world’s largest LCD monitor manufacturer and the world’s largest LCD TV ODM, each took minority ownership in Himax Media Solutions, a subsidiary of Himax. We believe that these strategic investments will provide Himax Media Solutions with added competitive strength and further validate our strategy in the LCD TV and monitor chipset space.

Separately, we’ve announced a strategic alliance with 3M, one of the worlds’ leading companies in optics technologies. We plan to commercialize LCOS mobile projectors by combining each company’s proprietary technologies to deliver a complete mobile projector solution to consumer electronics manufacturers. We believe the solution will be adopted in various applications, making it among the preeminent mobile projector solutions in the marketplace.

Looking ahead, despite uncertainties in the worldwide economy, we remain fully committed to making Himax a world- leading semiconductor solution provider for flat panel displays. The recent developments in Himax Media Solutions and the strategic alliance with 3M are illustrations of our continued efforts toward that goal. We anticipate that these strategic alliances and recent non-display driver innovations will provide added and future value to our shareholders going forward.

To add further value to our shareholders, we completed a $50 million share repurchase program in February 2007 and announced another $40 million program in November 2007. In addition, we distributed a cash dividend of $0.20 per share in October 2007 and $0.35 per share in June 2008, respectively.

In closing, circumstances in today’s financial markets make the challenges posed to the industry and Himax, particularly difficult. With growth slowing and reduced consumer spending, we continue to seek novel innovation and opportunity to expand our addressable markets. Thanks to the work and the dedication of our employees and the strength of our technology and service which are key factors to bring us to where we are today, we are in a strong position to overcome these challenges.

We thank you for your support.

Sincerely,

Jordan  Wu
President  and  CEO
Himax  Technologies,  Inc.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR 2007

CONTENTS

Special Note Regarding Forward-Looking Statements	3

Selected Financial Data	4

Information on the Company	6

Operating and Financial Review and Prospects	24

Directors, Senior Management and Employees	43

Major Shareholders and Related Party Transactions	52

Consolidated Financial Statements	56

Corporate Information	104

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end- use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information– Risk Factors” of our 2007 20-F filing dated June 20, 2008.

SELECTED FINANCIAL DATA

The selected consolidated statement of income data and selected consolidated cash flow data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and the selected consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our reorganization, 100% of our outstanding ordinary shares immediately prior to our initial public offering were owned by former shareholders of Himax Taiwan. In presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods. The selected financial and operating data set forth below should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

		Year Ended December 31,
	2003	2004	2005	2006	2007
		(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from third parties, net	$29,050	$109,514	$217,420	$329,886	$371,267
Revenues from related parties, net	102,793	190,759	322,784	$414,632	546,944
Costs and expenses(1):
Cost of revenues	100,102	235,973	419,380	601,565	716,163
Research and development	21,077	24,021	41,278	60,655	73,906
General and administrative	4,614	4,654	6,784	9,762	14,903
Sales and marketing	2,669	2,742	4,762	6,970	9,334
Operating income	$3,381	$32,883	$68,000	$65,566	$103,905
Net income (loss)(2)	$(581)	$36,000	$61,558	$75,190	$112,596
Earnings (loss) per ordinary share(2) and per
ADS(3):
Basic	$(0.00)	$0.21	$0.35	$0.39	$0.57
Diluted	$(0.00)	$0.21	$0.34	$0.39	$0.57
Weighted-average number of shares used in
earnings per share computation:
Basic	116,617	169,320	176,105	192,475	196,862
Diluted	116,617	173,298	180,659	195,090	197,522
Cash dividends declared per ordinary
share(4)	$0.00	$0.00	$0.08	$0.00	$0.20

Note: (1) The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Cost of revenues	$827	$291	$188	$275	$422
Research and development	11,666	4,288	6,336	11,806	15,393
General and administrative	2,124	721	848	1,444	2,182
Sales and marketing	1,349	537	1,241	1,625	2,324
Total	$15,966	$5,837	$8,613	$15,150	$20,321

In  2007,  of  the  $20.3  million  in  share-based  compensation,  $14.4  million  was  settled  in  cash.

(2)
Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $52.4 million, $0.30 and $0.29, respectively, for the year ended December 31, 2005, $59.2 million, $0.31 and $0.30, respectively, for the year ended December 31, 2006, and $85.6 million, $0.43, and $0.43, respectively, for the year ended December 31, 2007. A portion of these tax exemptions expires on March 31, 2009, December 31, 2010 and December 31, 2012, respectively.

(3)	Each ADS represents one ordinary share.

(4)
In November 2005, we distributed a special cash dividend of approximately $0.075 per share in respect of our performance prior to our initial public offering. This special cash dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy.

The following table presents our selected consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 and selected consolidated cash flow data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007:

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$2,529	$5,577	$7,086	$109,753	$94,780
Accounts receivable, net	12,543	27,016	80,259	112,767	88,682
Accounts receivable from related parties, net	22,893	39,129	69,587	116,850	194,902
Inventories	21,088	54,092	105,004	101,341	116,550
Total current assets	88,245	144,414	300,056	466,715	538,272
Total assets	96,159	157,770	327,239	518,794	652,762
Accounts payable	22,901	38,649	105,801	120,407	147,221
Total current liabilities	43,613	52,157	160,784	153,279	185,599
Total liabilities	43,870	52,246	160,784	153,471	190,364
Ordinary shares	17	18	18	19	19
Total stockholders’ equity (1)	52,289	104,860	165,831	363,927	451,309

Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(1,593)	(8,688)	12,464	29,696	77,162
Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)	(8,927)	(25,019)
Net cash provided by (used in) financing activities	30,341	735	14,404	81,886	(67,241)

Note: (1)    Cash and cash equivalents at December 31, 2006 increased significantly as compared to December 31, 2005. This increase was primarily due to net proceeds of $147.4 million received from our initial public offering in April 2006, which also caused the increase in our stockholders' equity by the same amount.

INFORMATION ON THE COMPANY

History  and  Development  of  the  Company

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the ROC. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Companies Law Cap. 22 of the Cayman Islands, or the Companies Law, as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

The common shares of Himax Taiwan were traded on the Emerging Stock Board from December 26, 2003 to August 10, 2005, under the stock code “3222.” Himax Taiwan’s common shares were delisted from the Emerging Stock Board on August 11, 2005. As a result of our reorganization, Himax Taiwan is no longer a Taiwan public company, and its common shares are no longer listed or traded on any trading markets.

On September 26, 2005, we changed our name to “Himax Technologies, Inc.,” and on October 17, 2005, Himax Taiwan changed its name to "Himax Technologies Limited" upon the approval of shareholders of both companies and amendments to the respective constitutive documents. We effected the name exchange in order to maintain continuity of operations and marketing under the trade name “Himax Technologies, Inc.,” which had been previously used by Himax Taiwan.

In February 2007, we completed the acquisition of Wisepal, a driver IC company focusing on small and medium-sized applications. This transaction further strengthened our competitive position in the small and medium-sized product areas and broadened our supplier base, thereby securing additional foundry capacity, optimizing our foundry mix and further diversifying our technology and product mix.

On October 12, 2007, we formed Himax Media Solutions, Inc., which oversees our TFT-LCD television and monitor chipset business with a focus on expanding market share in the global TFT-LCD television and monitor chipset market.

Our principal executive offices are located at No. 26, Zih Lian Road, Fonghua Village, Sinshih Township, Tainan County 74445, Taiwan, Republic of China. Our telephone number at this address is +886 (6) 505-0880. Our registered office in the Cayman Islands is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Georgetown, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-1040. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Suzhou, Foshan, Ningbo, Beijing, Shanghai and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Investor inquiries should be directed to our Investor Relations department, at +886-2-2370-3999 ext. 22618 or by email to jessie_wang@himax.com.tw. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our ADSs have been listed on the Nasdaq Select Global Market since March 31, 2006. Our ordinary shares are not listed or publicly traded on any trading markets.

Business  Overview

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offerings to include non-driver products such as timing controllers, TFT-LCD television and monitor chipsets, LCOS microdisplays, and power management ICs. Our customers are panel and television makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry  Background

We operate in the flat panel display semiconductor industry. As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry.

Flat  Panel  Display  Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the application. Some of the most important ones include the following:

•
Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small and medium-sized panels.

•
Timing Controller. The timing controller receives image data and converts the format for the source drivers' input. The timing controller also generates controlling signals for gate and source drivers. Typically, the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.
•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.
•
Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “–Product–TFT-LCD Television and Monitor Semiconductor Solutions–TFT-LCD Television and Monitor Chipsets” for a description of these components.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

Characteristics  of  the  Display  Driver  Market

Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. As a result, we believe that the projected growth in the demand for flat panel displays will result in the growth in demand for display drivers. The display driver market has specific characteristics, including those discussed below.

Concentration  of  Panel  Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- and Korea-based manufacturers, have invested heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as ours. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers' display driver requirements.

Customization  Requirements

Each panel display has a unique pixel design to meet its particular requirements. To optimize the panel’s performance, display drivers have to be customized for each panel design. The most common customization requirement is for the display driver company to optimize the gamma curve of each display driver for each panel design. Display driver companies must work closely with their customers to develop semiconductors that meet their customers' specific needs in order to optimize the performance of their products.

Mixed-Signal  Design  and  High-Voltage  CMOS  Process  Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high- voltage complementary metal oxide semiconductor, or CMOS, process technology operating at 10 to 18 volts for source drivers and 10 to 45 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.13 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special  Assembly  and  Testing  Requirements

Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier package, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer’s design, which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

Supply  Chain  Management

The manufacturing of display drivers is a complex process and requires several manufacturing stages such as wafer fabrication, gold bumping and assembly and testing, and the availability of materials such as the processed tape used in TAB packaging. We refer to these manufacturing stages and material requirements collectively as the “supply chain.” Panel manufacturers typically operate at high levels of capacity utilization and require a reliable supply of display drivers. A shortage of display drivers, or a disruption to this supply, may disrupt panel manufacturers’ operations since replacement supplies may not be available on a timely basis or at all, given the customization of display drivers. As a result, a display driver company’s ability to deliver its products on a timely basis at the quality and quantity required is critical to satisfying its existing customers and winning new ones. Such supply chain management is particularly crucial to fabless display driver companies that do not have their own in-house manufacturing capacity. In the case of display drivers, supply chain management is further complicated by the high-voltage CMOS process technology and the special assembly and testing requirements that are not standard in the semiconductor industry. Access to this capacity also depends in part on display driver companies having received assurances of demand for their products since semiconductor manufacturing service providers require credible demand forecasts before allocating capacity among customers and investing to expand their capacity to support growth.

Need  for  Higher  Level  of  Integration

The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small and medium-sized panel applications typically require one or more source drivers, one or more gate drivers and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority.

Products

We  have  four  principal  product  lines:

•	display drivers and timing controllers;
•	TFT-LCD television and monitor semiconductor solutions;
•	LCOS products; and
•	power management ICs.

We commenced volume shipments of our first source and gate drivers for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipment in June 2006. We commenced shipping engineering samples of power management ICs in October 2006 and started volume shipments in January 2007.

Display  Drivers  and  Timing  Controllers

Display  Driver  Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

•
Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution. For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a SXGA (1,280 x 1,024 pixels) panel requires ten 384 channel source drivers and four 256 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a SXGA panel can have eight 480 channel source drivers or four 960 channel source drivers instead of ten 384 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

•
Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K and 16 million colors are supported by 6-bit and 8-bit source drivers, respectively.

•
Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages between 10 to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages from 10 to 45 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

•
Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

•
Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, and mini-low voltage differential signaling, or mini-LVDS. Among these, RSDS and mini-LVDS were developed as low power, low noise and low amplitude methods for high-speed data transmission using fewer copper wires and resulting in lower EMI. In 2005, we introduced two new display driver interfaces: dual edge TTL, or DETTL, and turbo RSDS. DETTL enables the interface to function with lower power (below 1.8V), thus reducing power consumption. Turbo RSDS is an upgraded version of RSDS which increases the interface frequency from 85MHz to 135MHz, thus reducing the bus width and panel costs.

•
Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and, to a lesser extent, COG package types.

Large-Sized  Applications

We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For display drivers for use in notebook computers, low power consumption is a key feature due to the portability of notebook computers and the need for long battery life. For display drivers used in desktop monitors, low cost is more desirable than low power consumption. For advanced televisions, display drivers must meet the requirements of larger panels, such as higher data transmission rates, wider viewing angles, faster response time, higher color depth and better image performance.

The  table  below  sets  forth  the  features  of  our  products  for  large-sized  applications:

Product		Features
TFT-LCD Source Drivers	•	384 to 1080 output channels
	•	6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
	•	one gamma-type driver
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driver voltage ranging from 4.5V to 24V
	•	input logic voltage ranging from standard 3.3V to low power 1.5V
• low power consumption and low EMI
• supports TCP, COF and COG package types
• supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interface technologies

TFT-LCD Gate Drivers	•	192 to 400 output channels
	•	output driving voltage ranging from 10 to 45V
	•	input logic voltage ranging from standard 3.3V to low power 1.5V
• low power consumption
• supports TCP, COF and COG package types

Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels)
to Full HD (1,920 x 1,080 pixels)
	•	supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized output interface technologies
	•	input logic voltage ranging from standard 3.3V to low power 1.5V
	•	embedded overdrive function for television applications to improve response time
	•	supports TTL, LVDS and mini-LVDS input interface technologies

The industry trend for large-sized applications is towards low power consumption notebook computer display drivers, low cost desktop monitor display drivers and display drivers that can support higher speed interface technologies, have greater color depth and enhanced color through RGB independent gamma for use in advanced televisions.

In December 2007, we introduced Cascade Modulated Driver Interface, or CDMI, technology, a patented technology for LED notebook panels, benefits of which include a thin and light form factor, lower material costs and lower power consumption and supports a resolution of up to 1,920 x 1,200 pixels.

Mobile  Handset  Applications

We offer display drivers for mobile handset displays that combine source driver, gate driver and other functions into a single chip in various display technologies, such as TFT-LCD, LTPS LCD and AMOLED. As mobile handsets become smaller and more compact, customers are increasingly demanding smaller die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, mobile handsets must operate for long durations without recharging the battery. Thus, display drivers with lower power consumption are desired and we integrated our proprietary low power driving circuits and Content Adaptive Brightness Control, or CABC, into display drivers in order to extend the battery life. Low cost is also an important feature as mobile handset manufacturers continue to reduce cost and customers increasingly seek out cost-effective display drivers.

The  following  table  summarizes  the  features  of  our  products  for  mobile  handsets:

Product		Features
TFT-LCD Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	product portfolio suitable for a wide range of resolutions, including QQVGA (128 x 160 pixels), QCIF (132 x 176 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels),
WQVGA (240 x 480 pixels), HVGA (320 x 480 pixels) and a range of panel sizes from
1.5 to 3.2 inches in diagonal measurement
	•	supports 262K colors to 16 million colors
• supports RGB separated gamma adjustment
• supports CABC
	•	supports MDDI (Mobile Display Digital Interface) or MIPI (Mobile Industry Processor
Interface)
	•	input logic voltage ranging from standard 3.3V to low power 1.65V
• low power consumption and low EMI
	•	utilizes die shrink technology to reduce die size and cost
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g., drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers	•	highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
	•	suitable for a wide range of resolutions, including from QQVGA (128 x 160) to WVGA
(864 x 480), and a range of panel sizes from 1.5 to 3.5 inches diagonally
	•	supports 262K colors to 16 million colors
• supports RGB separated gamma adjustment
• supports CABC
• supports CDP, MDDI, or MIPI
	•	input logic voltage ranging from standard 3.3V to low power 1.65V
	•	utilizes die shrink technology to reduce die size and cost
	•	slimmer die for compact module
	•	ASIC can be designed to meet customized requirements
(e.g., gate-less or multi-bank output driver)

The industry trend for mobile handset display drivers is towards display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as mobile handsets increasingly incorporate multimedia functions.

Consumer  Electronics  Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products such as digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, display drivers with lower power consumption are desired in order to extend battery life.

The  following  table  summarizes  the  features  of  our  products  used  in  consumer  electronics  products:

Product		Features
TFT-LCD Source Drivers	•	240 to 1200 output channels
	•	products for analog and digital interfaces
	•	supports 262K colors to 16 million colors
	•	input logic voltage ranging from standard 3.3V to low power 2.5V
• low power consumption and low EMI

TFT-LCD Gate Drivers	•	96 to 800 output channels
	•	input logic voltage ranging from standard 3.3V to low power 2.5V
	•	output driving voltage ranging from 10 to 40V

TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
• resolutions include 480 x 240, 320RGB x 240, 480RGB x 272
	•	products for analog or digital interfaces
• low power consumption
	•	CABC function integrated for backlight power saving

Timing Controllers	•	products for analog or digital interfaces
	•	supports various resolutions from 280 x 220 pixels to 1024 x 600 pixels

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and for the timing controller to be integrated into the video processor. The trend of display drivers used in small-sized consumer electronics products is towards single-chip solutions combining the source driver, gate driver, timing controller and power circuit into a single chip.

TFT-LCD  Television  and  Monitor  Semiconductor  Solutions

Himax Media Solutions, our subsidiary, provides TFT-LCD television and monitor semiconductor solutions. Set forth below are the various semiconductor components that may be utilized in advanced televisions:

TFT-LCD  Television  and  Monitor  Chipsets

Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Advanced televisions typically require some or all of these components:

•	Audio Processor/Amplifier. Demodulates, processes and amplifies sound from television signals.
•	Analog Interfaces. Convert analog video signals into digital video signals. Video decoder and analog-to-digital converter, or ADC, are included.
•	Digital Interfaces. Receive digital signals via digital receivers. Digital visual interfaces, or DVI, and high-definition multimedia interfaces, or HDMI, are included.
•	Channel Receiver. Demodulates input signals so that the output becomes compressed bit stream data.
•	DTV Decoder. Converts video and audio signals from compressed bit stream data into regular video and audio signals.
•
Video Processor. Performs the scaling function that magnifies or shrinks the image data in order to fit the panel’s resolution; provides real-time processing for improved color and image quality; converts output video from an interlaced format to a progressive format in order to eliminate jaggedness; and supports on-screen display and real-time video format transformation.

We are developing all of the above components and have shipped our analog TV single-chip solutions in volume. Our analog TV single-chip solutions are designed for use in advanced televisions as well as LCOS applications and our product portfolio includes high-performance chips that target high-end segments as well as cost-effective chips which target entry-level segments.

The  following  table  summarizes  the  features  of  our  video  processors:

Product		Features
Analog TV single-chip solutions	•	ideal for LCD TV, MFM TV and LCOS applications
	•	integrated with video decoder and 3D comb filter to support worldwide
NTSC, PAL and SECAM standards
	•	integrated with VBI Slicer for CC, V-Chip and Teletext functions
	•	integrated with TCON and Over-Drive for additional cost-down
	•	integrated with high performance scaler, de-interlancer, and ADC
	•	built-in HDMI and DVI Receiver
	•	built-in Himax 3rd generation video engine which supports variable dynamic video enhancement features
	•	output resolutions range from 640 x 480 up to 1920 x 1080

LCOS  Products
LCOS technology is beginning to migrate into the mass-production stage for some commercial applications and is expected to be utilized in near-to-eye applications and mini-projectors. We design our LCOS products at our subsidiary, Himax Display, which owns and operates a fab for the manufacture of such products. In January 2008, we announced a strategic alliance with 3M, one of the world's leading companies in optics technology, to commercialize LCOS mobile projectors by combining their proprietary technologies to deliver a complete mobile projection solution to consumer electronics manufacturers. 3M developed, and is providing, a miniature LED projection engine that incorporates the single-panel color filter type LCOS module of Himax Display.

The  following  table  sets  forth  the  features  of  our  LCOS  products:

Product		Features
LCOS modules for near-to-eye,	•	Color filter type: 0.38” 640 x 360 pixels (Q720P), 0.44” VGA and 0.59”
mini and mobile-projector		SVGA resolutions
applications	•	Color sequential type: 0.38” VGA and 0.59” SVGA
	•	8-bit (16 million colors)
	•	high reflectivity and greater than 100:1 contrast ratio
	•	low power consumption
LCOS modules for projection	•	WXGA and Full HD resolutions
applications	•	8-bit (16 million colors)
	•	high reflectivity and greater than 1,000:1 contrast ratio

Power  Management  ICs
Himax Analogic, our subsidiary, has three major products: class-D audio amplifiers, step-up DC-to-DC switching regulators, and white light LED drivers.

•
Class-D Audio Amplifier. The audio amplifier receives audio signals from the audio processor and delivers the amplified audio signals to speaker(s). The input audio signal is converted into a sequence of pulses with fixed voltage. By means of a modulated pulse width and an external low-pass filter, the output audio signal will be “reproduced,” but with larger amplitude. Since a class-D audio amplifier only switches between on and off instead of operating in linear mode, there is a very small amount of power consumed by the amplifier. Therefore, high power efficiency is a class-D audio amplifier’s major advantage. For those applications that are concerned about power dissipation, a class-D audio amplifier is an appropriate choice.

Product		Features
2.5W/2W Mono/Stereo Class-D	•	3.3V to 5.5V input voltage range
Audio Amp for Portable Devices	•	Gain setting by external resistors or DC voltage
	•	OCP/OTP/UVL
9W Stereo Class-D Audio	•	8.5V to 12.6V input voltage range
Amp for TVs and Monitors	•	4 fixed gain selections
	•	OCP/OT/UVL

•
Step-up DC-to-DC Switching Regulator. A step-up DC-to-DC converter, also called a switching regulator, integrates an error amplifier and a pulse width modulator (PWM) with a build-in n-channel power MOSFET (Metal-Oxide- Semiconductor Field-Effect Transistor) to perform with high efficiency and fast transient response in order to supply a higher voltage from a lower input voltage with an external inductor and diode. Electronic devices require various specific working voltages on different applications. However, there is normally one or two common power sources available. A step-up DC-to-DC converter plays an important role in supplying higher voltage from lower input voltage to make an electronic device work normally. In other words, most electronic devices need a step- up DC-to-DC converter as a stable working power supplier in various applications.

Product		Features
TFT-LCD Step-up DC-to-DC	•	2.6V to 5.5V input voltage range
Converter	•	Max boost voltage: 24V
	•	Programmable switching frequency
	•	Programmable soft-start
TFT-LCD DC-to-DC Converter with	•	2.6V to 6.5V input voltage range
Operational Amplifiers	•	1.2MHz current-mode boost regulator
	•	Linear regulator controllers for gate driver power supply
	•	Built-in 14V, 2.4A, 160 mΩ MOSFET
	•	5 high-performance operational amplifiers

•
White Light LED Driver. The LED driver provides sufficient voltage and current to light up LED diodes. Moreover, in addition to turning LEDs on, the driver has to keep the brightness of LEDs uniform and stable. Therefore, voltage boosting and current sensing are the core functional blocks of a white light LED driver.

Product		Features
WLED Driver for Small/Medium	•	2.5V to 6V input voltage range
Size Panels	•	Built-in 1.3MHz step-up PWM converter
	•	Capable of driving up to 39 LEDs (13 strings of 3 LEDs)
	•	Support 200~25KHz PMM dimming control
WLED Driver for Notebook Panels	•	4.5V to 24V input voltage range
	•	Built-in 1.3MHz step-up PWM converter (max. boost voltage: 40V)
	•	8 constant current source channels
	•	Capable of driving up to 11 LEDs in serial for each channel

Other  Products  and  Services
We established Himax Imaging Inc., or Himax Imaging, in March 2007 to design, develop and market semiconductors for CMOS image sensor applications. To date, Himax Imaging has not generated any revenues.

Core  Technologies  and  Know-How
Driving System Technology. Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD driving systems, high-voltage processes and display systems, all of which are important to the design of high-performance TFT-LCD display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as OLED.

High-Voltage CMOS Circuit Design. Unlike most other semiconductors, TFT-LCD display drivers require a high output voltage of 10 to 45 volts. We have developed circuit design technologies using a high-voltage CMOS process that enables us to produce high-yield, reliable and compact drivers for high-volume applications. Moreover, our technologies enable us to keep the driving voltage at very high uniformity, which can be difficult to achieve when using standard CMOS process technology.

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

Die Shrink and Low Power Technologies. Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers
Our customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. As of December 31, 2007, we sold our products to more than 70 customers. In 2005, 2006 and 2007, CMO and its affiliates accounted for 58.9%, 55.0% and 58.8% of our revenues, respectively; CPT and its affiliates accounted for 16.2%, 12.4% and 7.3% of our revenues, respectively; and SVA-NEC and its affiliates accounted for 5.6%, 7.3% and 8.4% of our revenues, respectively. We expect that sales to CMO, CPT and SVA-NEC and their affiliates will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2007:

•	Chi Lin Technology Co., Ltd.
•	Chi Mei Optoelectronics Corp.
•	Chunghwa Picture Tubes, Ltd.
•	Excel Asian Taiwan Co., Ltd.
•	HannStar Display Corporation
•	InnoLux Display Corporation
•	Perfect Display Limited
•	Samsung Electronics Taiwan Co., Ltd.
•	Shanghai SVA-NEC Liquid Crystal Display
•	TPO Displays Corporation

Our customers typically provide us with a long-term (twelve-month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales  and  Marketing
We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT- LCD panel manufacturers and increasingly also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product road maps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales teams located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taiwan. We have regional offices in Hsinchu and Taipei, Taiwan; Suzhou, Shenzhen, Foshan and Ningbo China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA, all in close proximity to our customers. For certain products or regions we may from time to time sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of field applications engineers that provides technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers' time-to-market and maintaining a high level of customer satisfaction.

Manufacturing
We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high- performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and engage assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service provider most suitable for any given product.

Manufacturing  Stages
The diagram below sets forth the various stages in manufacturing display drivers according to the two different types of assembly utilized: TAB or COG. The assembly type depends on the application of the panel and is determined by our customers.

Wafer Fabrication: Based on our design, the foundry provides us with fabricated wafers. Each fabricated wafer contains many chips, each known as a die.

Gold Bumping: After the wafers are fabricated, they are delivered to gold bumping houses where gold bumps are plated on each wafer. The gold bumping process uses thin film metal deposition, photolithography and electrical plating technologies. The gold bumps are plated onto each wafer to connect the die to the processed tape, in the case of TAB package, or the glass, in the case of COG package.

Chip Probe Testing: Each individual die is electrically tested, or probed, for defects. Dies that fail this test are discarded.

Assembly and Testing: Our display drivers use two types of assembly technology: TAB or COG. Display drivers for large-sized applications typically require TAB package types and to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG package types.

TAB  Assembly
We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. In contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead.

•
Inner-Lead Bonding: The TCP and COF assembly process involves grinding the bumped wafers into their required thickness and cutting the wafers into individual dies, or chips. An inner lead bonder machine connects the chip to the printed circuit processed tape and the package is sealed with resin at high temperatures.

•	Final Testing: The assembled display drivers are tested to ensure that they meet performance specifications. Testing takes place on specialized equipment using software customized for each product.

COG  Assembly
COG assembly connects display drivers directly to LCD panels without the need for processed tape. COG assembly involves grinding the tested wafers into their required thickness and cutting the wafers into individual dies, or chips. Each individual die is picked and placed into a chip tray and is then visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Quality  Assurance
We maintain a comprehensive quality assurance system. Using a variety of methods from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products’ manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with our suppliers to evaluate such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received ISO 9001:2000 certification which was renewed in February 2008 and will expire in February 2011. In February 2006, we received ISO 14001 certification which was renewed in March 2008 and will expire in 2009. In addition, in March 2007, we received IECQ QC 080000 and OHSAS 18001 certifications which will expire in 2010.

Semiconductor  Manufacturing  Service  Providers  and  Suppliers
Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to deliver high-quality products to our customers in a timely manner.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have historically obtained our foundry services from TSMC and Vanguard and have also recently established relationships with Macronix, Lite-on, Chartered, UMC, Maxchip and Silicon. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS Technologies Inc., International Semiconductor Technology Ltd., and Siliconware Precision Industries Co., Ltd.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold bumping, assembly and testing houses for production. As a result, we expect that we will continue to rely on limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping

Chartered Semiconductor Manufacturing Ltd.	Chipbond Technology Corporation
Lite-on Semiconductor Corp.	ChipMOS Technologies Inc.
Macronix International Co., Ltd.	International Semiconductor Technology Ltd.
Maxchip Electronics Corp. (which was spun off from	Siliconware Precision Industries Co., Ltd.
Powerchip Semiconductor Corp. on April 1, 2008)
Silicon Manufacturing Partners Pte Ltd.
Taiwan Semiconductor Manufacturing Company Ltd.
United Microelectronics Corporation
Vanguard International Semiconductor Corporation
Processed Tape for TAB Packaging	Assembly and Testing

Hitachi Cable Asia, Ltd. Taipei Branch	Chipbond Technology Corporation
Mitsui Micro Circuits Taiwan Co., Ltd.	ChipMOS Technologies Inc.
Samsung Techwin Co., Ltd.	International Semiconductor Technology Ltd.
Simpal Electronics Co. Ltd.	Siliconware Precision Industries Co., Ltd.
Sumitomo Metal Mining Package Material Co., Ltd.

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
ChipMOS Technologies Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd.
Siliconware Precision Industries Co., Ltd.

Intellectual  Property
As of December 31, 2007, we held a total of 231 patents, including 134 in Taiwan, 66 in the United States, 16 in China, 11 in Korea and 4 in Japan. The expiration dates of our patents range from 2019 to 2027. We also have a total of 353 pending patent applications in Taiwan, 364 in the United States and 208 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and the United States.

Competition
The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate among the competition in our industry include:

•	customer relations;
•	product performance;
•	design customization;
•	development time;
•	product integration;
•	technical services;
•	manufacturing costs;
•	supply chain management;
•	economies of scale; and
•	broad product portfolio.

We continually face intense competition from other fabless display driver companies, including Cheertek Incorporation, DenMOS Technology Inc., Fitipower Integrated Technology, Inc., Ili Technology Corp., Leadis Technology, Inc., Novatek Microelectronics Corp., Ltd., Orise Technology Co., Ltd., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., SmartASIC Technology, Inc. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Matsushita Electric Works, Ltd., NEC Electronics Corporation, Oki Electric Industry Co. Ltd., Renesas Technology Corp., Seiko Epson Corporation and Toshiba Corporation, and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

Many of our competitors, some of which are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than we do. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including Advanced Micro Devices, Inc., Broadcom Corporation, Huaya Microelecronics Inc., Mediatek Corp., Micronas Semiconductor Holding AG, MStar Semiconductor, Inc., Novatek Microelectronics Corp., NXP Semiconductor, Pixelworks Inc., Realtek Semiconductor Corp., STMicroelectronics, Sunplus Technology Co., Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors or digital TV solutions and others that offer a more diversified portfolio.

For LCOS products, we face competition primarily from Sony Corporation, Victor Company of Japan, Limited, also known as JVC, Displaytech Inc., Texas Instruments Incorporated's digital light processing technology-based products and Microvision, Inc.'s laser-based products in mini-projectors and mobile-projectors.

Insurance
We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on inland transit of inventories. Additionally, we maintain director and officer liability insurance. We do not have insurance for business interruptions, nor do we have key person insurance.

Environmental  Matters
The business of semiconductor design does not cause any significant pollution. Himax Display maintains a facility for our LCOS products where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC. We have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

Organizational  Structure
The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of June 1, 2008.

The  following  table  sets  forth  summary  information  for  our  subsidiaries  as  of  June  1,  2008.

				Percentage of
		Jurisdiction of	Total Paid-in	Our Ownership
Subsidiary	Main Activities	Incorporation	Capital	Interest
			$ (in millions)
Himax Technologies Limited	IC design and sales	ROC	81.9	100%
Himax Technologies Anyang	Sales	South Korea	0.5	100%
Limited
Wisepal Technologies, Inc.	IC design and sales	ROC	9.9	100%
Himax Technologies	Investments	Samoa	2.5	100%(1)
(Samoa), Inc.
Himax Technologies	Sales	PRC	1.0	100%(1)
(Suzhou) Co., Ltd.
Himax Technologies	Sales	PRC	1.5	100%(1)
(Shenzhen) Co., Ltd.
Himax Display, Inc.	IC design, manufacturing	ROC	23.2	88.1%
	and sales
Integrated Microdisplays	IC design and sales	Hong Kong	1.1	100%(2)
Limited
Himax Analogic, Inc.	IC design and sales	ROC	11.2	73.7%
Himax Imaging, Inc.	Investments	Cayman Islands	9.5	100%
Himax Imaging Ltd.	IC design and sales	ROC	2.1	100%
Himax Imaging Corp.	IC design and sales	California, USA	4.3	100%
Argo Limited	Investments	Cayman Islands	9.0	100%
Tellus Limited	Investments	Cayman Islands	9.0	100%
Himax Media Solutions, Inc.	TFT-LCD television and	ROC	34.2	80.1%(3)
	monitor chipset operations

(1)	Indirectly, through our 100% ownership of Himax Technologies Limited.

(2)	Indirectly, through our 88.1% ownership of Himax Display, Inc.

(3)	Directly and indirectly, through our 100% ownership of Himax Technologies Limited which holds 36.2%.

Property,  Plants  and  Equipment
In October 2006, we completed construction on and relocated our corporate headquarters to a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff. Construction for our new headquarters commenced in the fourth quarter of 2005 and was completed in the fourth quarter of 2006. The total costs amounted to approximately $25.8 million, of which approximately $10.2 million was for the land and approximately $15.6 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou, Shenzhen, Foshan, Beijing, Shanghai and Ningbo, China; Yokohama and Matsusaka, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA. The lease contracts may be renewed upon expiration. Himax Display, our subsidiary, owns and operates a fab with 3,040 square meters of floor space in a building leased from CMO.

OPERATING AND FINANCIAL REVIEW
AND PROSPECTS

Operating  Results

Overview
We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers used in desktop monitors, notebook computers, televisions, mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels utilizing OLED technology and LTPS technology. We have also expanded our product offerings to include TFT-LCD television and monitor chipsets, as well as LCOS products and power management ICs. We primarily sell our display drivers to TFT-LCD panel manufacturers and mobile device module manufacturers, and we sell our television semiconductor solutions to television makers.

We commenced operations through our predecessor, Himax Taiwan, in June 2001. We must, among other things, continue to expand and diversify our customer base, broaden our product portfolio, achieve additional design wins and manage our costs to partially mitigate declining average selling prices in order to maintain our profitability. Moreover, we must continue to address the challenges of being a growing technology company, including hiring and retaining managerial, engineering, operational and financial personnel and implementing and improving our existing administrative, financial and operations systems.

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high- performance semiconductors and rely on third-party semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We are able to take advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service providers that are the most suitable for any given product.

As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry, in particular, the TFT-LCD panel segment. Substantially all of our revenues in 2007 were derived from sales of display drivers that were eventually incorporated into TFT-LCD panels. We expect display drivers for TFT-LCD panels to continue to be our primary products. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions. The average selling prices of TFT-LCD panels could decline for numerous reasons, including the following: a surge in manufacturing capacity due to the ramping up of new fabrication facilities; manufacturers operating at high levels of capacity utilization in order to reduce fixed costs per panel; and lower-than-expected demand for end-use products that incorporate TFT-LCD panels. An oversupply of large-sized TFT-LCD panels in 2006, resulted in downward pricing pressure on TFT-LCD panel manufacturers which, in turn, resulted in similar downward pricing pressure on us. We could not sufficiently reduce costs to completely offset such downward pricing pressure, and cannot assure you that we will be able to reduce costs to offset such downward pricing pressure in the future. Moreover, during periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. As a result, the cyclicality of the TFT-LCD panel industry could adversely affect our revenues, cost of revenues and results of operations.

Factors  Affecting  Our  Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	average selling prices;
•	unit shipments;
•	product mix;
•	design wins;
•	cost of revenues and cost reductions;
•	supply chain management;
•	share-based compensation expenses; and
•	signing bonuses.

Average  Selling  Prices
Our performance is affected by the selling prices of each of our products. We price our products based on several factors, including manufacturing costs, life cycle stage of the product, competition, technical complexity of the product, size of the purchase order and our relationship with the customer. We typically are able to charge the highest price for a product when it is first introduced. Although from time to time we are able to raise our selling prices during times of supply constraints, our average selling prices typically decline over a product’s life cycle, which may be offset by changes in conditions in the semiconductor industry such as constraints in foundry capacity. The general trend in the semiconductor industry is for the average selling prices of semiconductors to decline over a product's life cycle due to competition, production efficiencies, emergence of substitutes and technological obsolescence. Our cost reduction efforts also contribute to this decline in average selling prices. See “–Cost of Revenues and Cost Reductions.” Our average selling prices are also affected by the cyclicality of the TFT-LCD panel industry. There have been industry reports of a possible oversupply of TFT-LCD panels starting from the fourth quarter of 2008. Any downward pricing pressure on TFT-LCD panel manufacturers could result in similar downward pricing pressure on us. During periods of declining average selling prices for TFT-LCD panels, TFT-LCD panel manufacturers may also decrease capacity utilization and sell fewer panels, which could depress demand for our display drivers. Our average selling prices are also affected by the packaging type our customers choose as well as the level of product integration. However, the impact of declining average selling prices on our profitability can be offset or mitigated to a certain extent by increased volume, as lower prices may stimulate demand and thereby drive sales.

Unit  Shipments
Our performance is also affected by the number of semiconductors we ship, or unit shipments. As our display drivers are critical components of flat panel displays, our unit shipments depend on our customers’ panel shipments. Our unit shipments have grown significantly since our inception primarily as a result of our increased market share with certain major customers and their increased shipments of large-sized panels. We have also continued to expand our customer base. Our growth in unit shipments also reflected the significant growth in the display driver market, as the demand for display drivers grew significantly in recent years reflecting the strong demand for TFT-LCD panels.

Product  Mix
The proportion of our revenues that is generated from the sale of different product types, also referred to as product mix, also affects our average selling prices, revenues and profitability. Our products vary depending on, among other things, the number of output channels, the level of integration and the package type. Variations in each of these specifications could affect the average selling prices of such products. For example, the trend for display drivers for use in large-sized panels is towards products with a higher number of channels, which typically command higher average selling prices than traditional products with a lower number of channels. However, panels that use higher- channel display drivers typically require fewer display drivers per panel. As a result, our profitability will be affected adversely to the extent that the decrease in the number of display drivers required for each panel is not offset by increased total unit shipments and/or higher average selling prices for display drivers with a higher number of channels. The level of integration of our display drivers also affects average selling prices, as more highly integrated chips typically have higher selling prices. Additionally, average selling prices are affected by changes in the package types used by our customers. For example, the chip-on-glass package type typically has lower material costs because no processed tape is required.

Design  Wins
Achieving design wins is important to our business, and it affects our unit shipments. Design wins occur when a customer incorporates our products into their product designs. There are numerous opportunities for design wins, including when panel manufacturers:

•	introduce new models to improve the cost and/or performance of their existing products or to expand their product portfolio;
•	establish new fabs and seek to qualify existing or new components suppliers; and
•	replace existing display driver companies due to cost or performance reasons.

Design wins are not binding commitments by customers to purchase our products. However, we believe that achieving design wins is an important performance indicator. Our customers typically devote substantial time and resources to designing their products as well as qualifying their component suppliers and their products. Once our products have been designed into a system, the customer may be reluctant to change its component suppliers due to the significant costs and time associated with qualifying a new supplier or a replacement component. Therefore, we strive to work closely with current and prospective customers in order to anticipate their requirements and product road maps and achieve additional design wins.

Cost  of  Revenues  and  Cost  Reductions
We strive to control our cost of revenues. Our cost of revenues as a percentage of total revenues for 2005, 2006 and 2007 were 77.6%, 80.8% and 78.0%, respectively. For the year ended December 31, 2007, as a percentage of Himax Taiwan's total manufacturing costs, the cost of wafer fabrication was 49.9%, the cost of processed tape was 21.6%, and the cost of assembly and testing was 26.8%. As a result, our ability to manage our wafer fabrication costs, costs for processed tape and assembly and testing costs is critical to our performance. In addition, to mitigate declining average selling prices, we aim to reduce unit costs by, among other things:

•	improving product design (e.g., having smaller die size allows for a larger number of dies on each wafer, thereby reducing the cost of each die);
•	improving manufacturing yields through our close collaboration with our semiconductor manufacturing service providers; and
•
achieving better pricing from semiconductor manufacturing service providers and suppliers, reflecting our ability to leverage our scale, volume requirements and close relationships as well as our strategy of sourcing from multiple service providers and suppliers.

Supply  Chain  Management
Due to the competitive nature of the flat panel display industry and our customers’ need to maintain high capacity utilization in order to reduce unit costs per panel, any delays in the delivery of our products could significantly disrupt our customers' operations. To deliver our products on a timely basis and meet the quality standards and technical specifications our customers require, we must have assurances of high-quality capacity from our semiconductor manufacturing service providers. We therefore strive to manage our supply chain by maintaining close relationships with our key semiconductor manufacturing service providers and strive to provide credible forecasts of capacity demand. Any disruption to our supply chain could adversely affect our performance and could result in a loss of customers as well as potentially damage our reputation.

Share-Based  Compensation  Expenses
Our results of operations have been affected by, and we expect our results of operations to continue to be affected by, our share-based compensation expenses. Our share-based compensation expenses include charges taken relating to grants of (i) nonvested shares to employees, (ii) treasury shares to employees and (iii) shares to non-employees. We have since discontinued our practice of the above-mentioned share-based compensation.

We  adopted  a  long-term  incentive  plan  in  October  2005  which  permits  the  grant  of  options  or  RSUs  to  our  employees and non-employees where each unit represents one ordinary share. The actual awards will be determined by our compensation committee. We recorded share-based compensation expenses under the long-term incentive plan totaling 2.8 million, 14.5 million and 20.1 million in 2005, 2006 and 2007, respectively. See “–Critical Accounting Policies and Estimates-Share-Based Compensation Expenses.” Of the total share-based compensation expenses recognized, $0, $0 and $14.4 million in 2005, 2006 and 2007, respectively, were settled in cash. We have applied SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, to account for our share-based compensation plans. SFAS No. 123R requires companies to measure and recognize compensation expense for all share-based payments at fair value.

Set forth below is a summary of our historical share-based compensation plans as reflected in our consolidated financial statements.

Nonvested Shares Issued to Employees. In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common shares to certain employees for their future service. The shares vest five years after the grant date. Employees leaving Himax Taiwan before completing the five-year service period would be required to sell these shares back to Himax Taiwan at NT$1.00 ($0.03) per share. The forfeiture of such nonvested shares is limited to the original number of shares granted and does not apply to the shares received for stock splits and dividends. Since none of these shares has vested, we did not record a capital increase at the time the shares were issued. Share-based compensation expenses in relation to these nonvested shares are recognized on a straight-line basis over the five-year service period with a corresponding increase to stockholders’ equity. As of December 31, 2006, the total compensation cost related to the actual number of nonvested shares that vested had been fully recognized.

Treasury Shares Issued to Employees. In 2002 and 2003, treasury shares were issued to employees with a three-year vesting period. The forfeiture of treasury shares issued to employees is based on the original number of shares granted and does not include the shares received for stock splits and dividends. We recognized the difference between the fair value of these shares and the amount that an employee paid for treasury shares as share-based compensation expenses on a straight-line basis over the three-year service period with a corresponding increase to stockholders’ equity. As of December 31, 2006, the total compensation cost related to the actual number of treasury shares that vest has been fully recognized.

Restricted Share Units (RSUs). We adopted a long-term incentive plan in October 2005. We committed to pay a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of 990,220 RSUs on December 30, 2005. We accrued share-based compensation expenses of approximately $4.1 million and $3.6 million in 2004 and the ten months ended October 31, 2005, respectively, in connection with this commitment. All RSUs granted to employees as a bonus vested immediately on the grant date. The share-based compensation expenses accrued represents the portion of compensation to employees for their service in 2004 and the ten months ended October 31, 2005 and has been recorded as a liability and compensation expense reflected in our results of operations for 2004 and the ten months ended October 31, 2005, respectively.

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of September 30, 2006 and September 26, 2007, with the remainder vesting on September 30, 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, with the remainder vesting on June 30, 2008, subject to certain forfeiture events. No RSUs were granted to our independent directors in 2006 or 2007.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 26, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

We made a grant of 6,694,411 RSUs to our employees on September 26, 2007. The vesting schedule for this RSU grant is as follows: 54.55% of the RSU grant vested immediately and was settled by cash in the amount of $14.4 million on the grant date, with the remainder vesting equally on each of September 30, 2008, 2009 and 2010, which will be settled by our ordinary shares, subject to certain forfeiture events.

The amount of share-based compensation expense with regard to the RSUs granted to our directors and employees on December 30, 2005 was determined based on an estimated fair value of $8.62 per ordinary share of the ordinary shares underlying the RSUs. The fair value of our ordinary shares was determined based on a third-party valuation conducted by an independent third-party appraiser. The amount of share-based compensation expense with regard to the RSUs granted to our employees on September 29, 2006 and September 26, 2007 was $5.71 and $3.95 per ordinary share, respectively, which was based on the trading price of our ADSs on that day.

RSUs issued in connection with the acquisition of Wisepal. We made a grant of 418,440 RSUs to former Wisepal employees in exchange for the unvested stock options held by such employees in Wisepal. Wisepal’s unvested stock option where each RSU represents one of our ordinary shares. The vesting schedule for this RSU grant is as follows: 30% of the RSUs granted vested immediately, and a subsequent 10% vested on September 30, 2007, with the remaining 33% and 27% of the RSU grant vesting on each of September 30, 2008 and 2009, respectively. The vested portion of the RSUs granted was included in the purchase cost of Wisepal while the unvested portion is treated as post- combination compensation expense, the value of which amounted to $0.9 million

Determining the fair value of our ordinary shares prior to our initial public offering requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects. We used the discounted cash flow approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of the Company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as our financial results and growth trends to derive our total equity value. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate. If a different discount rate were used, the valuation and the amount of share-based compensation would have been different because the fair value of the underlying ordinary shares for the RSUs granted would be different.

Signing  Bonuses
To complement our share-based compensation scheme, Himax Taiwan adopted a signing bonus system for newly recruited employees in the second half of 2006.

Employees are entitled to receive signing bonuses upon (i) the expiration of their probationary period and a satisfactory review by their supervisor, and (ii) execution of a formal “retention and signing bonus agreement.” If an employee leaves within 18 months (for any reason at all) of having commenced employment with Himax Taiwan, 100% of the signing bonus will be returned. If an employee leaves after 18 months but prior to 36 months after commencing employment with Himax Taiwan, 50% of the signing bonus will be returned.

We believe that under such a system, we will be better able to retain our employees. The system is applicable to all newly recruited employees irrespective of their function or position and is based on a prescribed formula.

For the years ended December 31, 2006 and 2007, Himax Taiwan paid $3.4 million and $2.6 million, respectively, in signing bonuses which was charged to earnings. Besides Himax Taiwan, signing bonuses were adopted by four subsidiaries in 2007 and a total of $0.6 million was paid to certain employees of our subsidiaries.

Description of Certain Statements of Income Line Items

Revenues
We generate revenues primarily from sales of our display drivers. We have achieved significant revenue growth since our inception, primarily due to a significant increase in unit shipments, partially offset by the general trend of declining average selling prices of our products. Historically, we have generated revenues from sales of display drivers for large- sized applications, display drivers for mobile handsets and display drivers for consumer electronics products. In addition, our product portfolio includes operational amplifiers, timing controllers, TFT-LCD, television and monitor chipsets, LCOS products for near-to-eye applications and mini-projectors, and power management ICs.

The following table sets forth, for the periods indicated, our revenues by amount and our revenues as a percentage of revenues by each product line:

	Year Ended December 31,
	2005		2006		2007
		Percentage		Percentage		Percentage
	Amount	of Revenues	Amount	of Revenues	Amount	of Revenues
		(in thousands, except percentages)
Display drivers for large-sized
applications	$470,631	87.1%	$645,513	86.7%	$752,196	81.9%
Display drivers for mobile handsets applications	31,123	5.8	52,160	7.0	75,704	8.2
Display drivers for consumer electronics applications	18,571	3.4	28,616	3.8	66,634	7.3
	19,879	3.7	$18,229	2.5	$23,677	2.6

Total	$540,204	100.0%	744,518	100.0%	918,211	100.0%

Note:  (1) Includes, among other things, operational amplifiers, timing controllers, TFT-LCD television and monitor chipsets, and LCOS products  for  near-to-eye  applications  and  mini-projectors,  and  power  management  ICs.

A limited number of customers account for substantially all our revenues. We are seeking to diversify our customer base and to reduce our reliance on any one customer. We began recognizing revenues from the sale of display drivers to CPT and its affiliates in 2002 and began volume shipments to CPT and its affiliates in 2003. Accordingly, the percentage of our revenues generated by sales to CMO and its affiliates has decreased gradually since 2002, with the exception of 2007, when sales to CMO and its affiliates increased due to CMO's capacity expansion, which was higher than the industry average. The table below sets forth, for the periods indicated, our revenues generated from our most significant customers (including their respective affiliates) and such revenues as a percentage of our total revenues:

	Year Ended December 31,
	2005		2006		2007
		Percentage		Percentage		Percentage
	Amount	of Revenues	Amount	of Revenues	Amount	of Revenues
CMO and its affiliates	$318,008	58.9%	$409,697	55.0%	$539,737	58.8%
CPT and its affiliates	87,534	16.2%	92,561	12.4%	66,694	7.3%
SVA-NEC	30,360	5.6%	54,272	7.3%	76,774	8.4%
Others	104,302	19.3%	187,988	25.3%	235,006	25.5%

Total	$540,204	100.0%	$744,518	100.0%	$918,211	100.0%

The global TFT-LCD panel market is highly concentrated, with only a limited number of TFT-LCD panel manufacturers producing large-sized TFT-LCD panels in high volumes. We sell large-sized panel display drivers to many of these TFT- LCD panel manufacturers. Our revenues, therefore, will depend on our ability to capture an increasingly larger percentage of each panel manufacturer's display driver requirements.

We derive substantially all of our revenues from sales to Asia-based customers whose end products are sold worldwide. In 2005, 2006 and 2007, approximately 89.4%, 81.4% and 85.5% of our revenues, respectively, were from customers headquartered in Taiwan. We believe that substantially all of our revenues will continue to be from customers located in Asia, where almost all of the TFT-LCD panel manufacturers and mobile device module manufacturers are located. As a result of the regional customer concentration, we expect to continue to be particularly subject to economic and political events and other developments that affect our customers in Asia. A substantial majority of our sales invoices are denominated in U.S. dollars.

Costs  and  Expenses
Our costs and expenses consist of cost of revenues, research and development expenses, general and administrative expenses, sales and marketing expenses and share-based compensation expenses.

Cost  of  Revenues
The  principal  items  of  our  cost  of  revenues  are:

•	cost of wafer fabrication;
•	cost of processed tape used in TAB packaging;
•	cost of gold bumping, assembly and testing; and
•	other costs and expenses.

We outsource the manufacturing of our semiconductors and semiconductor solutions to semiconductor manufacturing service providers. The costs of wafer fabrication, gold bumping, assembly and testing depend on the availability of capacity and demand for such services. The wafer fabrication industry, in particular, is highly cyclical, resulting in fluctuations in the price of processed wafers depending on the available foundry capacity and the demand for foundry services.

Research  and  Development  Expenses
Research and development expenses consist primarily of research and development employee salaries, including signing bonuses and related employee welfare costs, costs associated with prototype wafers, processed tape, mask and tooling sets, depreciation on research and development equipment and acquisition-related charges. We believe that we will need to continue to spend a significant amount on research and development in order to remain competitive. We expect to continue increasing our spending on research and development in absolute dollar amounts in the future as we continue to increase our research and development headcount and associated costs to pursue additional product development opportunities.

General  and  Administrative  Expenses
General and administrative expenses consist primarily of salaries of general and administrative employees, including signing bonuses and related employee welfare costs, depreciation on buildings, office furniture and equipment, rent and professional fees. We anticipate that our general and administrative expenses will increase in absolute dollar amounts as we expand our operations, hire additional administrative personnel, incur depreciation expenses in connection with our headquarters at the Tree Valley Industrial Park, and incur additional compliance costs required of a publicly listed company in the United States.

Sales  and  Marketing  Expenses
Our sales and marketing expenses consist primarily of salaries of sales and marketing employees, including signing bonuses and related employee welfare costs, travel expenses and product sample costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts over the next several years. However, we believe that as we continue to achieve greater economies of scale and operating efficiencies, our sales and marketing expenses may decline over time as a percentage of our revenues.

Share-Based  Compensation  Expenses
Our share-based compensation expenses consist of various forms of share-based compensation that we have historically issued to our employees and consultants, as well as share-based compensation issued to employees, directors and service providers under our 2005 long-term incentive plan. We allocate such share-based compensation expenses to the applicable cost of revenues and expense categories as related services are performed. See note 15 to our consolidated financial statements. Historically our share-based compensation practice comprised grants of (i) bonus shares to employees, (ii) nonvested shares to employees, (iii) treasury shares to employees and (iv) shares to non- employees. We committed to pay a bonus to our employees in respect of their services provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of RSUs on December 30, 2005. We accrued share-based compensation expenses of approximately $4.1 million and $3.6 million in 2004 and the ten months ended October 31, 2005, respectively, in connection with this commitment. We also adopted a long-term incentive plan in October 2005 which permits the grant of options or RSUs to our employees, directors and service providers. We granted additional RSUs on December 30, 2005 to our employees and directors and again on September 29, 2006 and September 26, 2007 to our employees. Share-based compensation expenses recorded under the long-term incentive plan totaled 2.8 million, 14.5 million and 20.1 million in 2005, 2006 and 2007, respectively. See “–Critical Accounting Policies and Estimates–Share-Based Compensation” for further discussion of the accounting of such expenses.

Income  Taxes
Since we and our direct and indirect subsidiaries are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands. We recognize income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax assets and liabilities.

ROC tax regulations require our ROC subsidiaries to pay an additional 10% tax on unappropriated earnings. ROC law offers preferential tax treatments to industries that are encouraged by the ROC government. The ROC Statute for Upgrading Industries entitles companies to tax credits for expenses relating to qualifying research and development and personnel training expenses and purchases of qualifying machinery. This tax credit may be applied within a five-year period. The amount from the tax credit that may be applied in any year (with the exception of the final year when the remainder of the tax credit may be applied without limitation to the total amount of the income tax payable) is limited to 50% of the income tax payable for that year. Under the ROC Statute for Upgrading Industries, Himax Taiwan, Wisepal, Himax Display, Himax Analogic, Himax Media Solutions and Himax Imaging were granted tax credits by the ROC Ministry of Finance at rates set at a certain percentage of the amount utilized in qualifying research and development and personnel training expenses. The balance of unused investment tax credits totaled $9.4 million, $19.4 million and $32.7 million as of December 31, 2005, 2006 and 2007, respectively. In addition, the ROC Statute for Upgrading Industries provides to companies deemed to be operating in important or strategic industries a five-year tax exemption for income attributable to expanded production capacity or newly developed technologies. Such expanded production capacity or newly developed technologies must be funded in whole or in part from either the initial capital investment made by a company’s shareholders, a subsequent capital increase or a capitalization of a company’s retained earnings. As a result of this statute, income attributable to certain of Himax Taiwan’s expanded production capacity or newly developed technologies is tax exempt for a period of five years, effective on April 1, 2004, January 1, 2006 and January 1, 2008 and expiring on March 31, 2009, December 31, 2010 and December 31, 2012, respectively. If we did not have this tax exemption, net income and basic and diluted earnings per ordinary share would have been $85.6 million, $0.43 and $0.43 for the year ended December 31, 2007, respectively.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock, stock options and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate each period to reflect the current estimate of forfeitures. As of December 31, 2007, we based our share-based compensation cost on an assumed forfeiture rate of 11% per annum for awards granted under our long-term incentive plan. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

When estimating the fair value of our ordinary shares prior to our initial public offering, we reviewed both internal and external sources of information. The sources we used to determine the fair value of the underlying shares at the date of measurement have been subjective in nature and based on, among other factors:

•	our financial condition as of the date of grant;
•	our financial and operating prospects at that time;
•	for certain issuances in 2001 and early 2002, the price of new shares issued to unrelated third parties;
•
for certain issuances in 2002, 2003 and 2004, an independent third-party retrospective analysis of the historical value of our common shares, which utilized both a net asset-based methodology and market and peer group comparables (including average price/earnings, enterprise value/sales, enterprise value/earnings before interest and tax, and enterprise value/earnings before interest, tax, depreciation and amortization); and

•
for our issuance of RSUs in 2005, an independent third-party analysis of the current and future value of our ordinary shares, which utilized both discounted cash flow and market value approaches, using multiples such as price/earnings, forward price/earnings, enterprise value/earnings before interest and tax, and forward enterprise value/earnings before interest and tax.

Changes in any of these factors or assumptions could have resulted in different estimates of the fair value of our common shares and the related amounts of share-based compensation.

Based on these factors, we estimated the fair value per share of nonvested shares issued to certain employees in June 2001, November 2001, and January 2002 at NT$4.02 ($0.116) per share and the fair value of 596,897 shares (adjusted for stock splits) granted to two consultants in 2002 at $68,000. Similarly, we estimated the fair value per share of employee bonus shares on the date of shareholder approval to be NT$39.44 ($1.15) per share and NT$67.13 ($1.96) per share in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively. We estimated the fair value of treasury shares issued to employees at prices ranging from NT$15.32 ($0.46) per share to NT$19.93 ($0.58) per share in 2002 and NT$20.17 ($0.58) per share to NT$52.10 ($1.54) per share in 2003. We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005. For our issuance of RSUs in 2006 and 2007, the fair value of the ordinary shares underlying the RSUs granted to our employees, was $5.71 and $3.95 per share, respectively, which was the closing price of our ADSs on September 29, 2006 and September 26, 2007, respectively.

Allowance for Doubtful Accounts, Sales Returns and Discounts

We record a reduction to revenues and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns. We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Balance at	Additions charged		Balance at
Year	Beginning of Year	to expense	Amounts Utilized	End of Year
	(in thousands)

December 31, 2005	$240	$398	$(457)	$181
December 31, 2006	$181	$2,843	$(2,156)	$868
December 31, 2007	$868	$1,705	$(2,080)	$493

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-downs may be required which could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-downs for the years ended December 31, 2005, 2006 and 2007 was approximately $927,000, $5.2 million and $14.8 million, respectively, and are included in cost of revenues in our consolidated statements of income. The inventory write-down was particularly high in 2007 primarily due to excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products.

Impairment of Long-Lived Assets

We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2003 to December 31, 2007.

Business Combinations

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Goodwill

We review goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We consider the enterprise as a whole to be the reporting unit for purposes of evaluating goodwill impairment. Consequently, we determine the fair value of the reporting unit using the quoted market price of our ordinary shares. Based on the annual impairment testing of goodwill, we concluded that there was no impairment in 2007.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Balance at	Additions charged		Balance at
Year	Beginning of Year	to expense	Amounts Utilized	End of Year
	(in thousands)

December 31, 2005	$507	$1,415	$(1,377)	$545
December 31, 2006	$545	$2,101	$(2,016)	$630
December 31, 2007	$630	$799	$(1,094)	$335

Income Taxes

As part of the process of preparing our consolidated financial statements, our management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax credits and tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the ability to realize deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance is dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income, and tax planning strategies in determining the valuation allowance.

Upon initial adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007, we recognize the effect of income tax positions only if those positions are more likely than not to be sustained. We have to recognize income tax expenses when the possibility of tax adjustments made by the tax authority are greater than 50% in the future period. Changes in income tax recognition or measurement of previous periods are reflected in the period in which the change in judgment occurs.

Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. We have accrued tax liabilities or reduced deferred tax assets to address potential exposures involving positions that are not considered to be more likely than not of being sustained based on the technical merits of the tax position as filed. A reconciliation of the beginning and ending amounts of uncertain tax positions is as follows (in thousands):

Balance on January 1, 2007	$1,276
Increase related to prior year tax positions	503
Increase related to current year tax positions	2,189

Balance on December 31, 2007	3,968

Except for Himax Taiwan and Himax Technologies Anyang Limited (based in South Korea), or Himax Anyang, all other subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan. Valuation allowance of $3.3 million, $6.3 million and $12.3 million as of December 31, 2005, 2006 and 2007, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. The additional provision of valuation allowance recognized for the years ended December 31, 2005, 2006 and 2007 was $2.4 million, $3.0 million and $6.0 million, respectively, as a result of increases in deferred tax assets originating in these years which we did not expect to realize.

Results of Operations

Our business has evolved rapidly and significantly since we commenced operations in 2001. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance. On February 1, 2007, we acquired 100% of the outstanding ordinary shares of Wisepal. The results of Wisepal’s operations has been included in our consolidated financial statements since that date. The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2005	2006	2007
Revenues	100.0%	100.0%	100%
Costs and expenses:
Cost of revenues	77.6	80.8	78.0
Research and development	7.6	8.1	8.0
General and administrative	1.3	1.3	1.6
Sales and marketing	0.9	0.9	1.0
Total costs and expenses	87.4	91.1	88.6
Operating income	12.6	8.9	11.4
Other non operating income	0.5	0.5	0.7
Income tax expenses (benefit)	1.7	(0.7)	(0.2)
Net income	11.4	10.1	12.3

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Our revenues increased 23.3% to $918.2 million in 2007 from $744.5 million in 2006. This increase was primarily due to a 21.9% increase in unit shipments of display drivers for large-sized applications, partially offset by a 3.9% decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, but was partially offset by a 33.6% decrease in the average selling prices of such products. The increase in unit shipments was primarily due to increased demand from our customers, especially CMO and its affiliates, because they expanded their production capacity, as well as an increase in the demand of large panel televisions in 2007. In general, the average selling prices of our display drivers decline from year to year due to a combination of the pricing pressure we face from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, and the introduction of newer, lower-cost display drivers. The relatively small decrease in the average selling prices for display drivers for large-sized applications was primarily due to product migration to higher channel display drivers, which generally have higher average selling prices, and less downward pricing pressure from TFT-LCD makers in 2007.

Costs and Expenses. Costs and expenses increased 19.9% to $814.3 million in 2007 from $679.0 million in 2006. As a percentage of revenues, costs and expenses decreased to 88.6% in 2007 compared to 91.1% in 2006.

Cost of Revenues. Cost of revenues increased 19.0% to $716.2 million in 2007 from $601.6 million in 2006. The increase in cost of revenues was primarily due to an increase in unit shipments. The inventory write-down was particularly high in 2007 primarily due to excess inventory issues related to shorter-than-expected product life cycle for certain products and the revision of certain customer forecasts, which also partially contributed to decreased demand as customers shifted to more advanced products. The inventory write-downs for the years ended December 31, 2006 and 2007 was approximately $5.2 million and $14.8 million, respectively. As a percentage of revenues, cost of revenues decreased to 78.0% in 2007 from 80.8% in 2006. The decrease in cost of revenues as a percentage of revenues was primarily due to (1) a change in product mix, as the percentage of revenues from sale of small and medium-sized display drivers (which typically have higher gross margins) increased, and (2) through cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers.

•
Research and Development. Research and development expenses increased 21.8% to $73.9 million in 2007 from $60.7 million in the 2006, primarily due to the increase in share-based compensation expenses, salary expenses, and amortization. The increase in salary expenses was due to a 11.7% increase in headcount and higher average salaries. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase is also a result of the increase in the amortization of intangible assets related to the Wisepal acquisition, and prepaid maintenance costs. The increase was partially offset by a decrease in prototype wafer and processed tape costs.

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General and Administrative. General and administrative expenses increased 52.7% to $14.9 million in 2007 from $9.8 million in 2006, primarily due to an increase in depreciation, share-based compensation expenses, salary expenses and professional fees. The increase in depreciation was mainly the result of increased building and office equipment depreciation at our Tainan headquarters; our new headquarters was completed in November 2006, and a year's worth of depreciation was provided in 2007, while in 2006 depreciation was provided for two months only. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in salary expenses was due to a 30.0% increase in headcount and higher average salaries. The increase in general and administration expenses is also partially attributable to the increase in patent filing fees.

•
Sales and Marketing. Sales and marketing expenses increased 33.9% to $9.3 million from $7.0 million in 2006, primarily due to an increase in salary, share-based compensation and amortization expenses. The increase in salary expenses was due to a 33.3% increase in headcount. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2007. The increase in sales and marketing expenses was also attributable to the amortization of intangible assets (customer relationships) related to from the Wisepal acquisition.

Non-Operating Income (Loss). We had non-operating income of $5.7 million in 2007 compared to $3.9 million in 2006. The primary component of our non-operating income is interest income amounting to $5.4 million and $5.9 million in 2007 and 2006, respectively. The increase in non-operating income in 2007 is primarily a result of a $1.5 million impairment loss we recognized in 2006 for the write-off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006. We did not have any impairment loss in 2007.

Income Tax Expense (Benefit). We recognized an income tax benefit of $1.9 million in 2007 compared to an income tax benefit of $5.4 million in 2006. Our effective income tax rate decreased from (7.8)% in 2006 to (1.7)% in 2007. The decrease in income tax benefit is due to the additional accrual of tax expenses amounting to $3.9 million as a result of the most recent assessment from the tax authority. The decrease is also partially due to the fact that the valuation allowance provided for the deferred tax assets recognized in 2007 is $2.6 million higher than that provided in 2006. For subsidiaries still in a tax loss position, a valuation allowance was provided to reduce their deferred tax assets to zero as we do not expect these tax benefits will be realized. The decrease in income tax benefit was partially offset by an increase in tax-exempted income, and an increase in investment tax credits compared to 2006.

Net Income. As a result of the foregoing, our net income increased to $112.6 million in 2007 from $75.2 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our revenues increased 37.8% to $744.5 million in 2006 from $540.2 million in 2005. This increase was primarily due to a 59.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 14.3% decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, which more than doubled, but was partially offset by a 24.0% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product's life cycle, the introduction of newer, lower-cost display drivers, as well as our ability reduce per unit cost of revenues in order to meet such pressure.

Costs and Expenses. Costs and expenses increased 43.8% to $679.0 million in 2006 from $472.2 million in 2005. As a percentage of revenues, costs and expenses increased to 91.1% in 2006 compared to 87.4% in 2005.

•
Cost of Revenues. Cost of revenues increased 43.4% to $601.6 million in 2006 from $419.4 million in 2005. The increase in cost of revenues was primarily due to an increase in unit shipments. As a percentage of revenues, cost of revenues increased to 80.8% in 2006 compared to 77.6% in 2005, primarily as a result of a decrease in the average selling prices of our display drivers. We were able to partially offset such declines by decreasing per unit costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale of production, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.

•
Research and Development. Research and development expenses increased 46.9% to $60.7 million in 2006 from $41.3 million in 2005, primarily due to the increase in share-based compensation expenses and salary expenses. The increase in salary expenses was due to a 27.6% increase in headcount and higher average salaries. The increase was also partially a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced. The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2006.

•
General and Administrative. General and administrative expenses increased 43.9% to $9.8 million in 2006 from $6.8 million in 2005, primarily due to an increase in share-based compensation expenses and salary expenses. The increase in share-based compensation expenses resulted from our grant of RSUs to certain employees in

2006. The increase in salary expenses was due to higher average salaries. This increase was also partially the result of increased depreciation expense and fees relating to patent filings.

•
Sales and Marketing. Sales and marketing expenses increased 46.4% to $7.0 million in 2006 from $4.8 million in 2005, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 44.6% increase in headcount. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees in 2006. The increase in sales and marketing expenses was also partially attributable to increased travel expenses resulting from increased sales activity.

Non-Operating Income (Loss). We had non-operating income of $3.9 million in 2006 compared to $2.3 million in 2005, primarily as a result of a significant increase in interest income due to higher cash balance on hand from the proceeds of our initial public offering. This was partially offset by an impairment loss of $1.5 million recognized from our write- off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006.

Income Tax Expense (Benefit). We recognized an income tax benefit of $5.4 million in 2006 compared to an income tax expense of $8.9 million in 2005. Our effective income tax rate decreased from 12.7% in 2005 to (7.8)% in 2006, primarily due to an increase in tax-exempted income, non-deductible share-based compensation expenses, a tax benefit from the distribution of the prior year’s income and an increase in investment tax credits compared to 2005, partially offset by the effect of an enacted change in Taiwan’s tax laws in 2006 and the increase of valuation allowance provided to reduce certain subsidiaries' deferred tax assets to zero.

Net Income. As a result of the foregoing, our net income increased to $75.2 million in 2006 from a net income of $61.6 million in 2005.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Net cash provided by operating activities	$12,464	$29,696	$77,162
Net cash used in investing activities	(25,363)	(8,927)	(25,019)
Net cash provided by (used in) financing activities	14,404	81,886	(67,241)
Net increase (decrease) in cash and cash equivalents	1,509	102,667	(14,973)
Cash and cash equivalents at beginning of period	5,577	7,086	109,753
Cash and cash equivalents at end of period	7,086	109,753	94,780

Prior to being a public company, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2007, we had $94.8 million in cash and cash equivalents.

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2007 was $77.2 million compared to net cash provided by operating activities of $29.7 million for the year ended December 31, 2006. This increase was primarily due to the increase in cash collected from customers, resulting from higher revenues and comparable overall days sales outstanding in 2007 as in 2006. The increase in operating cash inflows was partially offset by the increase in cash used to purchase raw materials (primarily fabricated wafer and processed tape) and to pay assembly and testing process fees, which resulted from the increase in production. The increase in operating cash inflow was also partially offset by RSUs granted that vested immediately on the grant date in September 2007 and settled in cash, which amounted to $14.4 million, and by the net increase in operating expenditures such as salaries and rent. Net cash provided by operating activities for the year ended December 31, 2006 was $29.7 million compared to net cash provided by operating activities of $12.5 million for the year ended December 31, 2005. Net cash provided by operating activities increased in 2006 primarily due to the increase in cash collected from customers, resulting from higher revenues despite the extension of payment terms to certain of our customers in 2006. The increase in operating cash inflows was partially offset by the increase in cash used to purchase raw materials (primarily fabricated wafer and processed tape) and to pay assembly and testing process fees, which resulted from the increase in production. The increase in operating cash inflows was also partially offset by the increase in payment of income tax by $4.5 million and other operating expenditures in 2006.

Investing Activities. Net cash used in investing activities for the year ended December 31, 2007 was $25.0 million compared to net cash used in investing activities of $8.9 million for the year ended December 31, 2006. This change was primarily due to the release of restricted cash equivalents and marketable securities of $13.9 million in 2006, with no corresponding release in 2007 and an increase in for available-for-sale marketable securities. Net cash used in investing activities for the year ended December 31, 2006 was $8.9 million compared to net cash used in investing activities of $25.4 million for the year ended December 31, 2005. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $8.8 million, when compared to the year ended December 31, 2005 and an increase in the purchase of property and equipment as a result of the payment of construction costs in connection with our new headquarters in the Tree Valley Industrial Park. This decrease was offset by the release of restricted cash equivalents and marketable securities of $27.7 million.

Financing Activities. Net cash used in financing activities for the year ended December 31, 2007 was $67.2 million compared to net cash provided by financing activities of $81.9 million for the year ended December 31, 2006, primarily due to the distribution of cash dividends in 2007 and proceeds received in our initial public offering in 2006, partially offset by an increase in proceeds from the issuance of new shares by subsidiaries and an increase in net repayment of short-term debt. Net cash provided by financing activities in the year ended December 31, 2006 was $81.9 million compared to net cash provided by financing activities of $14.4 million in the year ended December 31, 2005, primarily due to proceeds received in our initial public offering which was offset by the repayment of short-term debt and our repurchase of ordinary shares.

Our liquidity could be negatively impacted by a decrease in demand for our products. Our products are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. Further, we expect to continue increasing our headcount, especially in engineering and sales, to pursue growth opportunities and keep pace with changes in technology. Should demand for our products slow down or fail to grow as expected, our increased headcount would result in sustained losses and reductions in our cash balance. We have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extensions in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to higher than expected growth in our business or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to semiconductor solutions for flat panel displays and advanced televisions with particular emphasis on our three major product lines. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the costs of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2005, 2006 and 2007, we incurred research and development expenses of $41.3 million, $60.7 million and $73.9 million, respectively, representing 7.6%, 8.1% and 8.0% of our revenues, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forwards. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2007, we did not have any interests in variable interest entities.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	1,069	827	242	–	–
Purchase obligations(1)	63,655	63,655	–	–	–
Other obligations(2)	2,367	1,442	925	–	–

Total	67,091	65,924	1,167	–	–

Notes:  (1)  Includes obligations for wafer fabrication, raw materials and supplies.
(2)  Includes obligations under license agreements and donations for laboratories commitments.

As of December 31, 2006 and 2007, we had entered into several contracts for the acquisition of equipment and computer software and the construction of our new headquarters. Total contract prices amounted to $7.8 million and $0.9 million, respectively. As of December 31, 2006 and 2007, the remaining commitments were $2.8 million and $100,000, respectively.

In August 2004, we entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, we are required to pay a license fee based on the progress of the project development and a royalty based on shipments. The initial license fee of $100,000 was charged to research and development expense in 2004; no fees or royalties were paid in 2005. We also paid a license fee of $200,000 in 2006; however, no fees or royalties were paid in 2007.

In March 2005, we entered into a license agreement for the use of USB 2.0 relevant technology for product development. In accordance with the agreement, we were required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. No license fee was paid in 2005. The license fee charged to research and development expense in 2006 and 2007 was $10,000 and $250,000, respectively. In 2007, no royalty was paid.

In June 2007, we entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development. In accordance with the agreement, we were required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in 2007 was $0.5 million. In 2007, no royalty was paid.

We completed construction of our new headquarters located in the Tree Valley Industrial Park in 2006. The facility occupies 22,172 square meters and houses our research and development, engineering, sales and marketing, operations and general administrative staff. The land (31,800 square meters) is owned by us. The total costs were approximately $25.8 million, of which approximately $10.2 million was for the land and approximately $15.6 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We have already paid for the land and approximately $0.8 million, $9.7 million and $5.1 million of the materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We have already paid for the land and approximately $0.8 million, $9.7 million and $5.1 million of the construction costs were paid in 2005, 2006 and 2007, respectively, and we have no further obligations regarding our new headquarters.

We also lease office and building space pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2008 to 2010. As of December 31, 2006 and 2007, deposits paid amounted to $477,000 and $371,000, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets. As of December 31, 2007, future minimum lease payments under non-cancelable operating leases totaled $827,000 in 2008, $226,000 in 2009 and $16,000 in 2010. Rental expenses for operating leases amounted to $1.3 million, $1.8 million and $1.9 million in 2005, 2006 and 2007, respectively.

Our current corporate structure was established as a result of a share exchange between us and the former shareholders of Himax Taiwan. The ROC Investment Commission approved the share exchange, subject to our satisfying several undertakings we gave in connection with our application seeking approval of the share exchange: Himax Taiwan submitted to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned undertakings within four months after the end of each of 2005, 2006 and 2007. As of the date of this report we have satisfied our ROC undertakings.

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the newly effective ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the newly defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. Total contributions to the new defined contribution plan in 2007 were $967,000 compared to $855,000 and $217,000 in 2006 and 2005, respectively. Total contributions to the defined benefit plan and the new defined contribution plan in 2007 were $1.3 million compared to $1.1 million and $412,000 in 2006 and 2005, respectively. This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. However, an increase in inflation can lead to increases in our costs and lower our profit margins. According to the Directorate General of Budget, Accounting and Statistics, Executive Yuan, ROC, the change of consumer price index in Taiwan was 2.3%, 0.6% and 1.8% in 2005, 2006 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measures. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 (January 1, 2008 for us) and is to be applied prospectively. Subsequently in February 2008, FASB issued FASB Staff Position (“FSP“) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No. 157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of SFAS No. 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157- 2 will have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R), or SFAS No. 158. As described in Note 2 (o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 also requires plan assets and benefit obligations be measured as of the date of the fiscal year-end statement of financial position with limited exceptions. The measurement provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008, and will not be applied retroactively. The measurement provisions of SFAS No. 158 are consistent with the Company’s current policies and management does not anticipate that the adoption of the measurement provisions of SFAS No. 158 will have an impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 or SFAS No. 159. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Management has elected not to adopt this optional standard.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 or SFAS No. 160. SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The initial adoption of SFAS No. 160 is expected to result only in a reclassification of our noncontrolling interest to shareholders’ equity.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, two of whom will be independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, as amended from time to time. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of June 1, 2008. Our directors and executive officers all assumed their respective positions at our company, Himax Technologies, Inc., after our shareholders’ meeting and board meeting, which were both held on October 25, 2005. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	50	Chairman of the Board
Jordan Wu	47	President, Chief Executive Officer and Director
Jung-Chun Lin	59	Director
Dr. Chun-Yen Chang	70	Director
Yuan-Chuan Horng	56	Director
Chih-Chung Tsai	52	Chief Technology Officer, Senior Vice President
Max Chan	41	Chief Financial Officer
Baker Bai	50	Vice President, Incubator System Design Center
John Chou	49	Vice President, Quality & Reliability Assurance & Support Design Center
Norman Hung	50	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Dr. Wu is also the chairman of the board of directors of Himax Taiwan, Himax Display, Himax Analogic and Himax Imaging. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan and chairman, president and chief executive officer of Himax Display. Dr. Wu is also a director of Himax Anyang and serves as a director, executive vice president and chief technology officer of CMO, a TFT-LCD panel manufacturer, and a director of Chi Lin Technology Co., Ltd., an electronics manufacturing service provider, Chi Mei El Corp., an OLED company, and Nexgen Mediatech Inc., a TFT-LCD television manufacturer. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd,. a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president and chief executive officer. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position that he held since April 2003. Mr. Wu is also the chairman of the board of directors of Wisepal, Himax Imaging, Himax Media Solutions, and Integrated Microdisplays and a director of Himax Taiwan, Himax Display, Himax Analogic, Himax Technologies (Samoa), Inc., Himax Anyang, Himax Technologies (Shenzhen) Co. Inc., Himax Technologies (Suzhou) Co., Inc., and Himax Imaging. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia

Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display since July 2004 and a director of Himax Analogic since July 2007. Mr. Lin also serves as a director, senior vice president, chief financial officer and chief accounting officer of CMO and a senior vice president of Chi Mei Corporation. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

Dr. Chun-Yen Chang is our director. Prior to our reorganization in October 2005, he served as a supervisor of Himax Taiwan since December 2003. He was president of the National Chiao Tung University, or NCTU, of Taiwan from 1998 to 2006. Prior to that, he served as the director of the Microelectronics and Information Systems Research Center of NCTU from 1996 to 1998 and as the dean of both the College of Electrical Engineering and Computer Science of NCTU and the College of Engineering of NCTU from 1990 to 1994. Dr. Chang has been active in the semiconductor industry for over 40 years. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE, a foreign associate of the National Academy of Engineering of the United States and a fellow of Academia Sinica of Taiwan. Dr. Chang holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree and a Ph.D. degree in electrical engineering from National Chiao Tung University.

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng is the general manager of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Other Executive Officers

Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display, Himax Anyang, Wisepal, Himax Analogic and Integrated Microdisplays. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, manager and director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

Max Chan is our chief financial officer. Mr. Chan is also the chief financial officer of Himax Taiwan. Mr. Chan is also a supervisor of Wisepal, Himax Imaging and Himax Media Solutions. Prior to our reorganization in October 2005, Mr. Chan served as director of the planning division of Himax Taiwan from June 2004 to October 2005. Prior to joining Himax Taiwan, he was treasury manager of Intel Capital, the strategic investment division of Intel Corporation in Taiwan from 2000 to 2004, senior associate of Credit Suisse First Boston Asia International (Cayman) Limited, Taiwan Branch in 2000 and a manager of the Overseas Direct Investment Department of China Development Industrial Bank from 1992 to 2000. Mr. Chan holds a B.S. degree in civil engineering and an M.B.A. degree in finance from National Taiwan University and an M.S. degree in business administration from the University of Illinois at Urbana-Champaign.

Baker Bai is our vice president in charge of the Incubator System Design Center, a director of Himax Taiwan and a supervisor of Himax Display and Himax Anyang. Prior to joining Himax Taiwan in 2001, Mr. Bai served as the director of the TFT Liquid Crystal Module Fab of CMO from 1998 to 2001, research and development manager of the Research Center of Vate Technology Inc., a semiconductor testing house, from 1994 to 1998, and research and development engineer at Chun Shan Technology Institute from 1983 to 1994. Mr. Bai holds a B.S. degree in electrical engineering from National Cheng Kung University, an M.S. degree in electrical engineering from the University of Southern California and an M.S. degree in electrical engineering from National Chiao Tung University.

John Chou is our vice president in charge of the Quality & Reliability Assurance & Support Design Center and also serves as a president and director of Himax Media Solutions. Prior to joining Himax in 2005, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree in electrical engineering from California State University, Los Angeles.

Norman Hung is our vice president in charge of Sales and Marketing and also serves as a director of Wisepal and a supervisor of Himax Analogic. From 2000 to 2006, Mr. Hung served as president of ZyDAS Technology Corp., a fabless integrated circuit design house. From 1999 to 2000, he served as vice president of Sales and Marketing for HiMARK Technology Inc., another fabless integrated circuit design house. Prior to that, from 1996 to 1998, Mr. Hung served as Director of Sales and Marketing for Integrated Silicon Solution, Inc. He has also served in various Marketing positions for Hewlett-Packard and Logitech. Mr. Hung holds a B.S. degree in electrical engineering from National Cheng Kung University and an executive M.B.A. degree from National Chiao Tung University.

Compensation of Directors and Executive Officers

In the year ended December 31, 2007, the aggregate cash compensation that we paid to our executive officers was approximately $0.5 million. The aggregate share-based compensation that we paid to our executive officers was approximately $1.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

In the year ended December 31, 2007, the aggregate cash compensation that we paid to our directors was approximately $30,000. The aggregate share-based compensation that we paid to our directors was $43,100.

The following table summarizes the RSUs that we granted in 2007 to our directors and executive officers under our 2005 long-term incentive plan. See “Share-Based Compensation Plans” for more details regarding our RSU grants.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs

Dr. Biing-Seng Wu	91,765	22,941	68,824
Jordan Wu	105,724	26,431	79,293
Jung-Chun Lin	0	0	0
Dr. Chun-Yen Chang	0	0	0
Yuan-Chuan Horng	0	0	0
Chi-Chung Tsai	105,724	26,431	79,293
Max Chan	40,508	10,127	30,381
Baker Bai	50,640	12,660	37,980
John Chou	73,636	18,409	55,227
Norman Hung	57,212	14,303	42,909

Board Practices

General

Our board of directors consists of five directors, two of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Rules, as amended from time to time. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 4350(c)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 4350(c)(2).

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors prior to the closing of this offer: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng and Dr. Chun-Yen Chang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. We intend to follow home country practice that permits an audit committee to contain two independent directors in lieu of complying with Rule 4350(d) of the Nasdaq Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation SK under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting where his or her compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 4200(a) (15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and determining bonuses for our officers and other employees;
•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;
•	administering our equity incentive plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. We intend to follow home country practice that permits a nominating committee to contain a director who does not meet the definition of “independence” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350 (c)(4)(A)(ii) and (B)(ii) of the Nasdaq Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to our board of directors nominees for election or re-election, or for appointment to fill any vacancy;
•
reviewing annually with our board of directors the current composition of our board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;
•
identifying and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. Our directors are subject to periodic retirement and re-election by shareholders in accordance with our articles of association, resulting in their retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation, or if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any retiring director is eligible for reappointment. The chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Under this formula, assuming five directors continue to serve on the board of directors, one director will retire and be subject to re-election in each year beginning 2006, and until 2009, the term that each director serves before he is subject to retirement by rotation will vary from one year to four years. Under our articles of association, which director will retire at each annual general meeting will be determined as follows: (i) any director who wishes to retire and not offer himself for re-election, (ii) if no director wishes to retire, the director who has been longest in office since his last re-election or appointment, (iii) if two or more directors have served on the board the longest, then as agreed among the directors themselves or as determined by lot. Beginning in 2010, assuming that our board of directors consists of five directors, each director will serve a term of four years. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Employees

As of December 31, 2005, 2006 and 2007, we had 716, 924 and 1,050 employees, respectively. The following is a breakdown of our employees by function as of December 31, 2007:

Function	Number
Research and development(1)	687
Engineering and manufacturing(2)	120
Sales and marketing(3)	160
General and administrative	83
Total	1,050

Notes: (1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.
(3)	Includes field application engineers.

Share-Based Compensation Plans

Himax Technologies, Inc. 2005 Long-Term Incentive Plan

We adopted a long-term incentive plan in October 2005. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

Purpose of the Plan. The purpose of the plan is to advance our interests and those of our shareholders by:

•
providing the opportunity for our employees, directors and service providers to develop a sense of proprietorship and personal involvement in our development and financial success and to devote their best efforts to our business; and

•
providing us with a means through which we may attract able individuals to become our employees or to serve as our directors or service providers and providing us a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain share ownership, thereby strengthening their concern for our welfare.

Type of Awards. The plan provides for the grant of stock options and restricted share units.

Duration. Generally, the plan will terminate five years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

Administration. The plan is administered by the compensation committee of our board of directors or any other committee designated by our board to administer the plan. Committee members will be appointed from time to time by, and will serve at the discretion of, our board. The committee has full power and authority to interpret the terms and intent of the plan or any agreement or document in connection with the plan, determine eligibility for awards and adopt such rules, regulations, forms, instruments and guidelines for administering the plan. The committee may delegate its duties or powers.

Number of Authorized Shares. We have authorized a maximum of 18,076,927 shares. As of the date of this annual report, there were no stock options or restricted share units outstanding under the plan except as described under “–Restricted Share Units.”

Eligibility and Participation. All of our employees, directors and service providers are eligible to participate in the plan. The committee may select from all eligible individuals those individuals to whom awards will be granted and will determine the nature of any and all terms permissible by law and the amount of each award.

Stock Options. The committee may grant options to participants in such number, upon such terms and at any time as it determines. Each option grant will be evidenced by an award document that will specify the exercise price, the maximum duration of the option, the number of shares to which the option pertains, conditions upon which the option will become vested and exercisable and such other provisions which are not inconsistent with the plan.

The exercise price for each option will be:

•	based on 100% of the fair market value of the shares on the date of grant;
•	set at a premium to the fair market value of the shares on the day of grant; or
•	indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

The exercise price on the date of grant must be at least equal to 100% of the fair market value of the shares on the date of grant.

Each option will expire at such time as the committee determines at the time of its grant; however, no option will be exercisable later than the 10th anniversary of its grant date. Notwithstanding the foregoing, for options granted to participants outside the United States, the committee can set options that have terms greater than ten years.

Options will be exercisable at such times and be subject to such terms and conditions as the committee approves. A condition of the delivery of shares as to which an option will be exercised will be the payment of the exercise price. Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment, we will deliver to the participant evidence of book-entry shares or, upon his or her request, share certificates in an appropriate amount based on the number of shares purchased under the option(s). The committee may impose such restrictions on any shares acquired pursuant to the exercise of an option as it may deem advisable.

Each participant’s award document will set forth the extent to which he or she will have the right to exercise the options following termination of his or her employment or services.

We have not yet granted any stock options under the plan.

Restricted Share Units. The committee may grant restricted share units to participants. Each grant will be evidenced by an award document that will specify the period(s) of restriction, the number of restricted share units granted and such other provisions as the committee determines.

Generally, restricted share units will become freely transferable after all conditions and restrictions applicable to such shares have been satisfied or lapse and restricted share units will be paid in cash, shares, or a combination, as determined by the committee.

The committee may impose such other conditions or restrictions on any restricted share units as it may deem advisable, including a requirement that participants pay a stipulated purchase price for each restricted share unit, restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting.

A participant will have no voting rights with respect to any restricted share units.

Each award document will set forth the extent to which the participant will have the right to retain restricted share units following termination of his or her employment or services.

We committed to pay a bonus to our employees to settle the accrued bonus payable in respect of their service provided in 2004 and the ten months ended October 31, 2005, which was satisfied through a grant of 990,220 RSUs on December 30, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

We made an additional grant of 1,297,564 RSUs to our employees on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of September 30, 2006 and 2007, and with the remainder vesting September 30, 2008, subject to certain forfeiture events.

We also made a grant of 20,000 RSUs to our independent directors on December 30, 2005. The vesting schedule for this RSU grant is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% vested on each of June 30, 2006 and 2007, and with the remainder vesting June 30, 2008, subject to certain forfeiture events.

We made a grant of 3,798,808 RSUs to our employees on September 29, 2006. The vesting schedule for this RSU grant is as follows: 47.29% of the RSU grant vested immediately on the grant date, and a subsequent 17.57% vested on September 26, 2007, with the remainder vesting equally on each of September 30, 2008 and 2009, subject to certain forfeiture events.

We made a grant of 6,694,411 RSUs to our employees on September 26, 2007. The vesting schedule for this RSU grant is as follows: 54.55% of the RSU grant vested immediately and was settled by cash in the amount of $14.4 million on the grant date, with the remainder vesting equally on each of September 30, 2008, 2009 and 2010, subject to certain forfeiture events.

Dividend Equivalents. Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the committee. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

Transferability of Awards. Generally, awards cannot be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Adjustments in Authorized Shares. In the event of any of the corporate events or transactions described in the plan, to avoid any unintended enlargement or dilution of benefits, the committee has the sole discretion to substitute or adjust the number and kind of shares that can be issued or otherwise delivered.

Forfeiture Events. The committee may specify in an award document that the participant's rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

If we are required to prepare an accounting restatement owing to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant will reimburse us the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

Amendment and Termination. Subject to, and except as, provided in the plan, the committee has the sole discretion to alter, amend, modify, suspend, or terminate the plan and any award document in whole or in part. Amendments to the plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations.

Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of June 1, 2008, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Dr. Biing-Seng Wu	32,093,786	16.81%
Jordan Wu	11,432,594	5.99%
Jung-Chun Lin	–	–
Dr. Chun-Yen Chang	797,307	*
Yuan-Chuan Horng	455,552	*
Chih-Chung Tsai	2,948,243	1.54%
Max Chan	68,936	*
Baker Bai	2,297,134	1.20%
John Chou	47,642	*
Norman Hung	33,328	*

* Less than 1%

None of our directors or executive officers has voting rights different from other shareholders.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

CMO is a major shareholder of ours. As of June 1, 2008, CMO beneficially owned 13.0% of our outstanding shares. We have a close relationship with CMO, a leading TFT-LCD panel manufacturer based in Taiwan which is listed on the Taiwan Stock Exchange. CMO’s primary focus is the manufacture of large-sized TFT-LCD panels for use in notebook computers, desktop monitors and LCD televisions. Several of Himax Taiwan’s initial employees, including Dr. Biing-Seng Wu, our chairman, were employees of CMO prior to the establishment of Himax Taiwan. CMO was Himax Taiwan’s largest shareholder at the time of its incorporation and remains one of our largest external shareholders. CMO has also been our largest customer since our inception. As of December 31, 2007, sales to CMO (together with its affiliates) accounted for 58.8% of our revenues. Certain of our directors also hold key management positions at CMO. Jung-Chun Lin, our director, holds the positions of director, vice president, chief financial officer and chief accounting officer at CMO. Dr. Biing-Seng Wu, our chairman, is also a director, executive vice president and chief technology officer of CMO. We also have entered into various transactions with CMO as further described below.

CMO has acquired our shares through various transactions. In June 2001, CMO acquired (1) 4,375,000 shares in connection with its capital injection of NT$43,750,000, which is the equivalent of NT$10 per share, or the par value of Himax Taiwan’s common shares and (2) 247,000 shares, 986,000 shares and 1,267,000 shares in June 2001, November 2001 and January 2002, respectively, as consideration for 14 patents transferred to Himax Taiwan. In October 2003, CMO acquired 5,258,420 shares in connection with its capital injection of NT$131,460,500, which is the equivalent of NT$25 per share. In July 2002, September 2003 and September 2004, CMO acquired 2,750,000 shares, 2,082,753 shares and 7,856,356 shares, respectively, either as a result of stock splits or stock splits effected in the form of dividends.

There have been no changes in our major shareholders or significant changes in the amount of shares CMO holds since June 1, 2008.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of June 1, 2008, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Dr. Biing-Seng Wu	32,093,786	16.81%
Jordan Wu	11,432,594	5.99%
CMO	24,822,529	13.00%
All directors and executive officers as a group	50,174,522	26.28%

Based on publicly available information disclosed in the Schedule 13G filed on February 14, 2008, FMR LLC and its affiliates, beneficially own a total of 23,985,887, or 12.39%, of our shares.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 1, 2008, 190,905,649 of our shares were outstanding. We believe that, of such shares, 96,138,297 shares in the form of ADSs were held by approximately 9,727 holders in the United States as of June 1, 2008.

Related Party Transactions

CMO and Related Companies

CMO

We sell display drivers to CMO. We generated net sales to CMO in the amount of $317.0 million in 2005, $335.8 million in 2006, and $281.8 million in 2007 and our receivables from these sales were $67.4 million, $81.6 million and $94.1 million as of December 31, 2005, 2006 and 2007, respectively.

We lease office space and equipment from CMO. Rent and utility expenses paid to CMO amounted to $0.6 million in 2005, $0.8 million in 2006 and $0.5 million in 2007.

Himax Display also provides liquid crystal injection services to CMO. Himax Display generated net sales of approximately $45,000 in 2005 from CMO in connection with these services. Himax Display purchased liquid crystal from CMO, which was used for Himax Display’s liquid crystal injection services, in amounts of $703,000, $81,500 and $11,600 in 2005, 2006 and 2007, respectively.

In February 2006 and March 2007, our board approved a donation of approximately $150,000 to Chi Mei Culture Foundation, a non-profit organization affiliated with CMO, which is dedicated to the promotion of the arts and culture in Taiwan.

Chi Mei Optoelectronics Japan Co., Ltd.

Chi Mei Optoelectronics Japan Co., Ltd., or CMO-Japan, (formerly named International Display Technology Co., Ltd., or IDTech) an affiliate of our company, is a privately held company 100% owned by CMO. Incorporated in Japan with headquarters based in Yasu, Japan, IDTech has historically developed and manufactured large-sized, high-resolution TFT-LCD panels and currently markets TFT-LCD panels for CMO. We sell display drivers to CMO-Japan. We generated net sales to CMO-Japan in the amount of $0.3 million in 2005 and nil in 2006 and 2007. We had no receivables from these sales as of December 31, 2006 and 2007.

Chi Mei Corporation

Chi Mei Corporation, or CMC, is a privately held company incorporated in Taiwan and is the largest shareholder of CMO. CMC manufactures various products, including acrylonitrile butadiene styrene resins. We purchased consumable and miscellaneous items from CMC in the amount of $48,000, $93,000 and $6,000 in 2005, 2006 and 2007, respectively.

NingBo Chi Mei Optoelectronics Ltd.

NingBo Chi Mei Optoelectronics Ltd., or CMO Ningbo, is a subsidiary of CMO. We sell display drivers to CMO Ningbo. We generated net sales to CMO Ningbo in the amount of $0.7 million in 2005, $73.9 million in 2006 and $249.1 million in 2007, and our receivables from these sales were $0.7 million, $33.9 million and $92.8 million as of December 31, 2005, 2006 and 2007, respectively.

Chi Lin Technology Co., Ltd.

We sell display drivers to Chi Lin Technology Co., Ltd., or Chi Lin Tech, a company controlled by CMC. Chi Lin Tech, a publicly held Taiwanese company headquartered in Tainan, Taiwan, is engaged in the business of, among other things, the sale of LCD-related parts and the repair and maintenance of TFT-LCD panels. We generated net sales to Chi Lin Tech in the amount of $2.8 million, $3.0 million and $7.2 million in 2005, 2006 and 2007, respectively, and our receivables from these sales was $1.2 million, $0.4 million and $1.0 million as of December 31, 2005, 2006 and 2007, respectively.

TopSun Optoelectronics, Inc.

We sell display drivers to TopSun Optoelectronics Inc., or TopSun, whose board of directors is controlled by Chi Lin Tech. On January 1, 2007, TopSun merged with Chi Lin Tech, with Chi Lin Tech being the surviving company. We generated net sales to TopSun in the amount of $1.1 million in 2006, and our receivables from these sales were $1.2 million as of December 31, 2006. We did not generate net sales from TopSun prior to 2006.

Other Related Company

Jemitek Electronics Corp.

From June 2003 to November 2006, our chief executive officer was on the board of directors of Jemitek Electronics Corp., or JEC. On March 1, 2007, JEC merged with InnoLux Display Corporation, with InnoLux Display Corporation being the surviving company. We sell display drivers to JEC, a privately held Taiwanese company headquartered in Taipei, Taiwan which designs and assembles small and medium-sized LCD panels for mobile phones and digital media players. We also owned an equity interest in JEC beginning in June 2003, but disposed of all of our interest in October 2006. We generated net sales to JEC in the amount of $1.6 million and approximately $9,000 in 2005 and 2006, respectively, and our receivables from these sales were $0.1 million and nil as of December 31, 2005 and 2006, respectively. We did not generate any net sales to JEC in 2007 and did not have any receivables from them as of December 31, 2007.

Litigation

On July 30, 2007, a class action was filed in the United States District Court for the Central District of California entitled Vivian Oh v. Max Chan, CV07-04891-DDP. The suit was allegedly brought on behalf of purchasers of our ordinary shares pursuant and/or traceable to our initial public offering on or about March 30, 2006. The complaint named our Chief Financial Officer, Max Chan, as the sole defendant, alleging a breach of fiduciary duty and violations of Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint sought damages in an unspecified amount, rescission of the initial public offering, and attorney’s fees and costs. On August 30, 2007, a similar class action was filed in the same court entitled Michael Pfeiffer v. Himax Technologies, Inc., Max Chan, and Jordan Wu, CV07-05468-JFW. The suit was allegedly brought on behalf of purchasers of our ADSs issued in our initial public offering. The complaint named us, our Chief Executive Officer, Jordan Wu, and our Chief Financial Officer, Max Chan, as defendants, alleging violations of Sections 11 and 15 of the Securities Act. The complaint sought damages in an unspecified amount and attorney’s fees and costs.

On October 3, 2007, the plaintiffs moved to consolidate the cases, appoint lead plaintiffs and approve lead plaintiffs’ selection of counsel. That motion was granted on February 5, 2008. Plaintiffs filed an amended complaint on February 25, 2008. The amended complaint again names as defendants us, Jordan Wu, and Max Chan, and adds Chairman Biing-Seng Wu, director Jung-Chun Lin and CMO as defendants. The amended complaint alleges that defendants violated Sections 11 and 15 of the Securities Act by failing to disclose certain facts related to CMO’s inventory. Plaintiffs seek unspecified damages, attorney’s fees and expenses, and rescission of the initial public offering. We and the individual defendants intend to defend against this case vigorously.

Dividends and Dividend Policy

Our dividend policy is to retain the majority, if not all, of our available funds and any future earnings for use in the operation and growth of our business.

In November 2005, we distributed a special cash dividend to our shareholders in the amount of approximately $13.6 million, or the equivalent of approximately $0.075 per share based on our total shares outstanding as of a certain record date. This dividend was paid to our shareholders in respect of our performance prior to our initial public offering. We decided to pay the dividend in cash instead of shares because our ordinary shares at the time of the dividend payment were not listed on any stock exchange and therefore had limited liquidity. This dividend was approved by our board of directors and was financed through a loan. In 2006, we did not distribute any dividends.

On October 30, 2007 we paid a cash dividend to our shareholders in the amount of approximately $39.7 million, or the equivalent of US$0.20 per share based on our total shares outstanding as of October 5, 2007, the record date.

On May 27, 2008, we announced a cash dividend of US$0.35 per share that will be payable on June 27, 2008, based on our total shares outstanding as of June 16, 2008, the record date.

The dividends distributed in 2005, 2006 and 2007 should not be considered representative of the dividends that would be paid in any future periods or of our dividend policy.

Our board of directors has full discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

Our ability to pay cash or stock dividends will depend, at least partially, upon the amount of distributions, if any, received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. Since its inception in June 2001, Himax Taiwan has paid stock dividends in an amount of 13,517,773 shares on September 1, 2003 and 42,976,372 shares on September 20, 2004 with respect to the fiscal years 2002 and 2003, respectively. However, Himax Taiwan has not paid cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;
•	recovery of prior years’ deficits, if any;
•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);
•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;
•	dividends for preferred shares, if any; and
•
cash or stock bonus to employees (in an amount less than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount less than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if Himax Taiwan does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Report of Independent Registered
Public Accounting Firm

The Board of Directors and Stockholders Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financials statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U. S. generally accepted accounting principles.

As described in the Notes 2 and 14 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Himax Technologies, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)

June 16, 2008

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2007
	(in thousands of US dollars)
	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$109,753	94,780
Marketable securities available-for-sale	8,828	15,208
Restricted cash equivalents and marketable securities	108	97
Accounts receivable, less allowance for doubtful accounts,
sales returns and discounts of $464 and $190 at
December 31, 2006 and 2007, respectively	112,767	88,682
Accounts receivable from related parties, less allowance for sales returns and discounts of $404 and $303 at
December 31, 2006 and 2007, respectively	116,850	194,902
Inventories	101,341	116,550
Deferred income taxes	6,744	12,684
Prepaid expenses and other current assets	10,324	15,369
Total current assets	466,715	538,272
Property, plant and equipment, net	38,895	46,180
Deferred income taxes	11,405	20,714
Goodwill	–	26,878
Intangible assets, net	393	12,721
Investments in non-marketable securities	817	7,138
Refundable deposits and prepaid pension costs	569	859
	52,079	114,490
Total assets	$518,794	652,762

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets (Continued)
December 31, 2006 and 2007

	(in thousands of US dollars,
	except share and per share data)
	December 31,
	2006	2007
Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Accounts payable	$120,407	147,221
Income tax payable	11,666	19,147
Other accrued expenses and other current liabilities	21,206	19,231
Total current liabilities	153,279	185,599
Accrued pension liabilities	192	218
Deferred income taxes	–	4,547
Total liabilities	153,471	190,364
Minority interest	1,396	11,089

Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized;
193,600,302 and 191,979,691 shares issued and outstanding at
December 31, 2006 and 2007, respectively	19	19
Additional paid-in capital	221,666	235,894
Accumulated other comprehensive loss	(275)	(7)
Unappropriated retained earnings	142,517	215,403
Total stockholders’ equity	363,927	451,309

Total liabilities, minority interest and stockholders’ equity	$518,794	652,762

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2005, 2006 and 2007
	(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2005	2006	2007
Revenues
Revenues from third parties, net	$217,420	329,886	371,267
Revenues from related parties, net	322,784	414,632	546,944
	540,204	744,518	918,211

Cost of revenues	419,380	601,565	716,163
Research and development	41,278	60,655	73,906
General and administrative	6,784	9,762	14,903
Sales and marketing	4,762	6,970	9,334
Total costs and expenses	472,204	678,952	814,306
Operating income	68,000	65,566	103,905

Interest income	580	5,860	5,433
Gain on sale of marketable securities, net	105	60	112
Other than temporary impairment loss on investments
in non-marketable securities	(129)	(1,500)	–
Foreign currency exchange gains (losses), net	1,808	(341)	(319)
Interest expense	(125)	(311)	–
Other income, net	19	173	464
	2,258	3,941	5,690
Earnings before income taxes and minority interest	70,258	69,507	109,595
Income tax expense (benefit)	8,923	(5,446)	(1,860)
Income before minority interest	61,335	74,953	111,455
Minority interest, net of tax	223	237	1,141
Net income	61,558	75,190	112,596
Basic earnings per ordinary share	0.35	0.39	0.57
Diluted earnings per ordinary share	$0.34	0.39	0.57

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2005, 2006 and 2007

	(in thousands of US dollars)
	Year Ended December 31,
	2005	2006	2007
Net income	$61,558	75,190	112,596
Other comprehensive income:
Unrealized gains on securities, not subject to income tax:
Unrealized holding gains on available-for-sale
marketable securities arising during the period	129	56	198
Reclassification adjustment for realized gains included
in net income	(105)	(60)	(112)
Foreign currency translation adjustments, net of
income tax of $3, $6 and $0 in 2005, 2006 and
2007, respectively	5	24	202
Net unrecognized actuarial loss, net of tax of $22	–	–	(20)
Comprehensive income	$61,587	75,210	112,864

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2005, 2006 and 2007

(in thousands of US dollars and shares)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Unappropriated retained earnings	Total
Balance at January 1, 2005	180,769	$18	85,508	–	7	19,327	104,860
Declaration of special cash dividends	–	–	–	–	–	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	–	8,536	–	–	–	8,536
Share-based compensation expenses	330	–	4,184	–	–	–	4,184
Dilution gain from issuance of new subsidiary shares	–	–	222	–	–	–	222
Unrealized holding gain on available-for-sale marketable securities	–	–	–	–	24	–	24
Foreign currency translation adjustments	–	–	–	–	5	–	5
Net income	–	–	–	–	–	61,558	61,558
Balance at December 31, 2005	182,089	18	98,450	–	36	67,327	165,831
Issuance of ordinary shares upon initial public offering net of issuance costs of $8,207	17,290	2	147,406	–	–	–	147,408
Shares acquisition	(7,886)	–	–	(39,460)	–	–	(39,460)
Shares retirement	–	(1)	(39,459)	39,460	–	–	–
Share-based compensation expenses	2,107	–	15,091	–	–	–	15,091
Dilution gain from issuance of new subsidiary shares	–	–	178	–	–	–	178
Adjustment upon adoption of SFAS No 158. net of tax of $98	–	–	–	–	(331)	–	(331)
Unrealized holding loss on available-for-sale marketable securities	–	–	–	–	(4)	–	(4)
Foreign currency translation adjustments	–	–	–	–	24	–	24
Net income	–	–	–	–	–	75,190	75,190
Balance at December 31, 2006	193,600	19	221,666	–	(275)	142,517	363,927
Issuance of ordinary shares in connection with the acquisition of Wisepal Technologies, Inc.	6,217	–	45,032	–	–	–	45,032
Ordinary shares to be issued in connection with the acquisition of Wisepal Technologies, Inc.	–	–	1,687	–	–	–	1,687
Shares acquisition	(8,730)	–	–	(39,207)	–	–	(39,207)
Shares retirement	–	–	(39,207)	39,207	–	–	–
Share-based compensation expenses	893	–	5,883	–	–	–	5,883
Dilution gain from issuance of new subsidiary shares	–	–	833	–	–	–	833
Net unrecognized actuarial loss, net of tax of $22	–	–	–	–	(20)	–	(20)
Unrealized holding gain on available-for-sale marketable securities	–	–	–	–	86	–	86
Foreign currency translation adjustments	–	–	–	–	202	–	202
Declaration of cash dividends, $0.2 per share	–	–	–	–	–	(39,710)	(39,710)
Net income	–	–	–	–	–	112,596	112,596
Balance at December 31, 2007	191,980	$19	235,894	–	(7)	215,403	451,309

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

	(in thousands of US dollars)
	Year Ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$61,558	75,190	112,596
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	3,613	5,221	10,260
Write-off of in-process research and development	–	–	1,600
Share-based compensation expenses	8,613	15,150	5,895
Minority interest, net of tax	(223)	(237)	(1,141)
Loss on disposal of property, plant and equipment	–	36	223
Gain on sales of subsidiary shares and investment in
non-marketable securities, net	(19)	(137)	(418)
Gain on sale of marketable securities, net	(105)	(60)	(112)
Impairment loss on investments in non-marketable securities	129	1,500	–
Deferred income taxes	(3,371)	(8,938)	(14,618)
Inventories write downs	927	5,165	14,824
Changes in operating assets and liabilities:
Accounts receivable	(53,242)	(32,237)	25,971
Accounts receivable from related parties	(30,458)	(47,263)	(78,044)
Inventories	(51,839)	(1,502)	(29,602)
Prepaid expenses and other current assets	(6,413)	749	(4,477)
Accounts payable	67,152	14,606	26,232
Income tax payable	10,852	(1,959)	7,481
Other accrued expenses and other current liabilities	5,290	4,412	492
Net cash provided by operating activities	12,464	29,696	77,162
Cash flows from investing activities:
Purchase of land, property and equipment	(14,733)	(17,829)	(18,998)
Proceeds from sale of property and equipment	–	–	9
Purchase of available-for-sale marketable securities	(38,048)	(31,911)	(52,476)
Sales and maturities of available-for-sale marketable securities	42,028	27,128	46,303
Cash acquired in acquisition, net of cash paid	–	17	6,161
Proceeds from sale of subsidiary shares and investment in non-
marketable securities by Himax Technologies Limited	51	1,142	562
Purchase of investment in non-marketable securities	–	(817)	(6,321)
Purchase of subsidiary shares from minority interest	(523)	(773)	(295)
Refund from (increase in) refundable deposits	(414)	171	25
Release (pledge) of restricted cash equivalents and marketable
securities	(13,724)	13,945	11
Net cash used in investing activities	(25,363)	(8,927)	(25,019)

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2005, 2006 and 2007

	(in thousands of US dollars)
	Year Ended December 31,
	2005	2006	2007
Cash flows from financing activities:
Distribution of cash dividends	$(13,558)	–	(39,710)
Proceeds from initial public offering, net of issuance costs	–	147,408	–
Proceeds from issuance of new shares by subsidiaries	866	676	11,814
Payments to acquire ordinary shares for retirement	–	(38,835)	(39,345)
Proceeds from borrowing of short-term debt	27,274	11,303	–
Repayment of short-term debt	–	(38,577)	–
Repayment of long-term debt	(178)	(89)	–
Net cash provided by (used in) financing activities	14,404	81,886	(67,241)
Effect of foreign currency exchange rate changes on cash and
cash equivalents	4	12	125
Net increase (decrease) in cash and cash equivalents	1,509	102,667	(14,973)
Cash and cash equivalents at beginning of year	5,577	7,086	109,753
Cash and cash equivalents at end of year	$7,086	109,753	94,780
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$125	311	–
Income taxes	$1,130	5,695	4,779
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in
the acquisition of Integrated Microdisplays Limited	$–	538	–

See accompanying notes to consolidated financial statements.

HIMAX TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005, 2006 and 2007

Note 1. Background, Principal Activities and Basis of Presentation

Background
Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001. On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law. Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio. The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange. Refer to Note 22 (j) for further details. Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

On April 4 and 13, 2006, the Company completed its initial public offering and sold 17,290,588 American Depositary Shares (“ADSs”), representing 17,290,588 new ordinary shares, at an initial public offering price of US$8.55 per ADS after deducting underwriting discounts and commissions. The Company received net proceeds, after deduction of the related offering costs, in the amount of $147,408 thousand.

Since March 2006, the Company’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX.” in the form of ADSs.

Principal Activities
Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handsets, and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company has expanded its product offering to include television semiconductor solutions, as well as liquid crystal on silicon (LCOS) products. The Company’s customers are TFT-LCD panel manufacturers, LCD and mobile device module manufacturers and television makers.

Basis of Presentation
The accompanying consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if the Company had been in existence for all periods presented. As a result of the above-mentioned share exchange, all of the outstanding ordinary shares of Himax Technologies, Inc. were owned by former shareholders of Himax Taiwan until the Company's initial public offering. This transaction is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting the consolidated financial statements of the Company, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included at their historical amounts for all periods presented.

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

Note 2. Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Himax Technologies, Inc., and all its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangible assets, allowances for doubtful accounts and sales returns; the valuation of deferred income tax assets, property, plant and equipment, inventory, potential impairment of marketable securities and other equity investments, share-based compensation; reserves for employee benefit obligations, and income tax uncertainties and other contingencies. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2006 and 2007, the Company had $89,500 thousand and $62,337 thousand of cash equivalents, respectively, consisting of NT$ and US dollar denominated time deposits with an original maturity of less than three months. As of December 31, 2007, the Company had $97 thousand of negotiable certificate of deposits with an original maturity of more than three months, which had been pledged as collateral.

(d)	Marketable Securities

As of December 31, 2006 and 2007, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value with changes in fair value, net of related taxes, excluded from earnings and reported in other comprehensive income. Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

(e)	Inventories

Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test, and are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads. The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect the Company’s operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, the Company may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on the Company's operating income.

(f)	Investments in Non-Marketable Securities

Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value. The resulting impairment loss is charged to earnings at that time. To determine whether an impairment is other-than-temporary, management primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

(g)	Property, Plant and Equipment

Property, plant and equipment consists primarily of land purchased in August 2005 as the construction site of the Company’s new headquarters which was completed in November 2006, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets which range as follows: building 25 years, building improvements, 6 to 16 years, machinery and equipment, generally three to six years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over estimated useful lives ranging from two to five years.

(h)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in connection with the Company's acquisition of Wispal Technologies, Inc. in 2007. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Management considers the enterprise as a whole to be the reporting unit for purpose of evaluating goodwill impairment and consequently, determines the fair value of the reporting unit using the quoted market price of the Company’s ordinary shares.

During 2007, management performed its annual impairment testing of goodwill and concluded that there was no impairment in 2007.

(i)   Intangible Assets

Acquired intangible assets include patents, developed technology and customer relationships assets at December 31, 2006 and 2007. Intangible assets are amortized on a straight-line basis over their estimated useful lives; patents, five years, developed technology, five to seven years and customer relationships, seven years.

 (j)   Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities and are reported at fair value at each balance sheet date. As none of the derivative financial instruments meet all the conditions for hedge accounting, changes in the fair value of derivative financial instruments are recognized in earnings and are included in other income (expense) in the accompanying consolidated statements of income.

(k)	Impairment of Long-Lived Assets

The Company’s long-lived assets, which consist of property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds such estimated cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. Management generally determines fair value based on the estimated discounted future cash flows expected to be generated by the asset.

(l)   Revenue Recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. The Company uses a binding purchase order as evidence of an arrangement. The Company considers delivery to occur upon shipment provided title and risk of loss has passed to the customer based on the shipping terms, which is generally when the product is shipped to the customer from the Company’s facilities or the outsourced assembly and testing house. In some cases, title and risk of loss does not pass to the customer when the product is received by them. In these cases, the Company recognizes revenue at the time when title and risk of loss is transferred, assuming all other revenue recognition criteria have been satisfied. These cases include several inventory locations where the Company manages inventory for its customers, some of which inventory is at customer facilities. In such cases, revenue is not recognized when products are received at these locations; rather, revenue is recognized when customers take the inventory from the location for their use.

The Company records a reduction to revenue and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenue is recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, management may determine that additional sales discount and return allowances are required to properly reflect the Company’s estimated remaining exposure for sales discounts and product returns.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(m)	Product Warranty

Under the Company’s standard terms and conditions of sale, products sold are subject to a limited product quality warranty.

The Company may receive warranty claims outside the scope of the standard terms and conditions. The Company provides for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues.

(n)	Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $29 thousand, $27 thousand and $8 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures for which they are intended to be compensated.

(o)	Employee Retirement Plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC.

The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions including, discount rates, mortality, assumed rates of return, compensation increases, and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income beginning from the end of 2006 and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158,

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS No. 158. SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. SFAS No. 158 also eliminates the requirement for Additional Minimum Pension Liability required under SFAS No. 87. This statement does not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

The funded status reported on the balance sheet as of December 31, 2006 under SFAS No. 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The incremental effect of the initial adoption of SFAS No. 158 at December 31, 2006 was a reduction of accumulated other comprehensive income of $331 thousand, which was applied as follows:

	Before application	SFAS No. 158	After application
	of SFAS No. 158	Adjustments	of SFAS No. 158
Refundable deposits and prepaid pension costs	$811	(242)	569
Deferred income taxes-noncurrent	11,307	98	11,405
Total assets	518,938	(144)	518,794
Accrued pension liabilities	–	192	192
Minority interest	1,401	(5)	1,396
Accumulated other comprehensive income (loss), net of tax	56	(331)	(275)
Total stockholders’ equity	364,258	(331)	363,927
Total stockholders’ equity and liabilities	518,938	(144)	518,794

The recognition provisions of SFAS No. 158 had no effect on the consolidated statements of income for the periods presented. The adoption of SFAS No. 158 did not impact the Company's compliance with debt covenants or its cash position.

The Company has adopted a defined contribution plan covering full-time employees in the ROC (the “Defined Contribution Plan”) beginning July 1, 2005 pursuant to ROC Labor Pension Act. Pension cost for a period is determined based on the contribution called for in that period. Substantially all participants in the Defined Benefit Plan have been provided the option of continuing to participate in the Defined Benefit Plan, or to participate in the Defined Contribution Plan on a prospective basis from July 1, 2005. Accumulated benefits attributed to participants that elect to change plans are not impacted by their election.

(p)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. On January 1, 2007, the Company adopted FIN 48. As a result, management conducted a comprehensive evaluation of its uncertain tax positions. Management concluded that it was not necessary for the Company to recognize any adjustments as a result of the initial adoption of FIN 48. Further, the Company did not recognize any interest or penalties related to unrecognized tax benefits in 2007.

(q)	Foreign Currency Translation

The reporting currency of the Company is the United States dollar.  The functional currency for the Company’s major operations is the United States dollar. Accordingly, the assets and liabilities of subsidiaries whose functional currency is other than the United States dollar are included in the consolidation by translating the assets and liabilities into the reporting currency (the United States dollar) at the exchange rates applicable at the end of the reporting period. Equity accounts are translated at historical rates. The statements of income and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of stockholders’ equity in accumulated other comprehensive income (loss). Foreign currency denominated monetary assets and liabilities are remeasured into functional currency at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (loss) in the accompanying consolidated statements of income.

  (r)  Earnings Per Share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period.  Ordinary equivalent shares consist of nonvested shares and unvested treasury stock issued to employees that are contingently returnable until lapse of the requisite service period, ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees and independent directors and contingently issuable ordinary shares upon the achievement of specific milestones as of December 31, 2007 related to the acquisition of Wisepal Technologies, Inc.

Basic and diluted earnings per ordinary share have been calculated as follows:
	Year December 31,
	2005	2006	2007
Net income (in thousands)	$61,558	75,190	112,596
Denominator for basic earnings per share:
Weighted average number of ordinary shares
outstanding (in thousands)	176,105	192,475	196,862
Basic earnings per share	0.35	0.39	0.57

Contingently returnable nonvested shares and unvested treasury stock issued to employees, contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors and contingently issuable ordinary shares related to acquisition are included in the calculation of diluted earnings per share based on treasury stock method. In 2006, the unvested 590,401 RSUs which will vest during 2007 and 2008 were excluded from the diluted earnings per share computation as their effect would be anti-dilutive. In 2007, the unvested 1,272,600 RSUs which will vest during 2008 and 2009 were excluded as their effect would be anti-dilutive.

	Year December 31,
	2005	2006	2007
Net income (in thousands)	$61,558	75,190	112,596
Denominator for diluted earnings per share:
Weighted average number of ordinary shares
outstanding (in thousands)	176,105	192,475	196,862
Nonvested ordinary shares, RSUs and
contingent shares (in thousands)	4,554	2,615	660

	180,659	195,090	197,522
Diluted earnings per share	$0.34	0.39	0.57

(s)	Share-Based Compensation

The Company has applied SFAS No.123 (revised 2004), Share-Based Payment, from its incorporation in June 2001 for its share-based compensation plan. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Compensation cost also considers the number of awards management believes will eventually vest. As a result, compensation cost is reduced by the estimated forfeitures. The estimate is adjusted each period to reflect the current estimate of forfeitures, and finally, the actual number of awards that vest.

   (t) Sale of Newly Issued Subsidiary Shares

A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership (“dilution gain”) is recognized as additional paid in capital in the Company’s consolidated statements of stockholders’ equity. For the year ended December 31, 2005, the Company recognized a dilution gain of $170 thousand and $52 thousand, respectively, resulting from the issuance to third parties of new shares (representing a 20.73 % interest) and the issuance to employees of nonvested shares (representing a 6.60% interest) by Himax Analogic Inc. (“Himax Analogic”, a consolidated subsidiary, formerly known as Amazion Electronics, Inc,) for cash proceeds of $866 thousand and for employees’ future service with a fair value of $392 thousand, respectively. For the year ended December 31, 2006, the Company recognized a dilution gain of $178 thousand, resulting from the issuance to third parties of new shares (representing a 2.34 % interest) by Himax Display Inc. (“Himax Display”, a consolidated subsidiary) for cash proceeds of $676 thousand. For the year ended December 31, 2007, the Company recognized a dilution gain of $319 thousand and $514 thousand, resulting from the issuance to third parties of new shares (representing a 1.45 % and 6.38 % interest, respectively) by Himax Display and Himax Analogic for cash proceeds of $1,217 thousand and $2,290 thousand, respectively.

(u)	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and is to be applied prospectively. Subsequently in February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 amends the scope of SFAS No.

157 and other accounting standards that address fair value measurements for purpose of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 will have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB Statements No. 87, 88, 106, and 132 (R), or SFAS No. 158. As described in Note 2 (o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 also requires plan assets and benefit obligations be measured as of the date of its fiscal year-end statement of financial position with limited exceptions. The measurement provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008, and will not be applied retrospectively. The measurement provisions of SFAS No. 158 are consistent with the Company’s current policies and management does not anticipate that the adoption of the measurement provisions of SFAS No. 158 will have an impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 or SFAS No. 159. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. Management has elected not to adopt this standard.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations or SFAS No. 141R and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements- an amendment to ARB No. 51 or SFAS No. 160. SFAS No. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to by the Company to business combinations, if any, that occur after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The initial adoption of SFAS No. 160 is expected to only result in a reclassification of the Company’s noncontrolling interest to shareholders’ equity.

Note 3. Acquisition

On February 1, 2007, the Company acquired 100 percent of the outstanding ordinary shares of Wisepal Technologies, Inc. (“Wisepal”). The results of Wisepal’s operations had been included in the Company’s consolidated financial statements since that date. Wisepal is a display driver IC company primarily focuses on small-and medium-sized applications. As a result of the acquisition, the Company is expected to diversify its product portfolio with more exposure towards small-and medium-sized products. It also expects to be further strengthen the Company’s competitiveness in the display driver market with the addition of technology resources.

The aggregate purchase price was $46,971 thousand, consisting of 6,090,114 shares of the Company’s ordinary shares amounting to $43,021 thousand; 418,440 units of the Company’s RSUs amounting to $2,011 thousand in exchange for Wisepal’s unvested stock option of which 127,283 units vested immediately on the acquisition date; other direct acquisition cost of $252 thousand and a contingent consideration of 395,248 shares of the Company’s ordinary shares amounting to $1,687 thousand to be issued to the former parent company of Wisepal at US$0.001 per share based on the purchase agreement. The value of the Company’s ordinary shares and the vested portion of the RSUs issued was determined based on the average market price of the Company’s ordinary shares over the 2-day period before and after the terms of the acquisition were agreed to and announced. The value of the additional contingent ordinary shares to be issued was determined based on the market price of the Company’s ordinary shares as of December 31, 2007.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At February 1, 2007

(in thousands)
Cash	$6,413
Current assets, other than cash	3,037
Property and equipment	622
Intangible assets - in-process R&D	1,600
- others	14,300
Goodwill	26,878

Total assets acquired	52,850

Current liabilities	(1,332)
Deferred income taxes	(4,547)

Total liabilities assumed	(5,879)

Net assets acquired	46,971

Acquired tangible assets were valued at estimates of their current fair values. The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser. Of the $15,900 thousand of the acquired intangible assets, $1,600 thousand was assigned to in-process R&D assets that had not yet reached technological feasibility and had no alternative future use and were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. Those write-offs are included in research and development expenses in the accompanying consolidated statements of income. The remaining acquired intangible assets, all of which will be amortized, have a weighted-average useful life of approximately 7 years. The intangible assets that make up that amount include core and developed technology of $6,200 thousand (7-year weighted-average useful life) and customer relationships of $8,100 thousand (7-year weighted-average useful life). Himax paid a premium for this acquisition because of expected synergistic benefits, including the assembled workforce, and to broaden the supplier base to secure foundry capacity and optimize its foundry mix and further diversified its technology and product mix. Goodwill is not expected to be deductible for tax purpose.

The following unaudited pro forma results of operations for the years end December 31, 2006 and 2007 are presented as though the acquisition occurred at the beginning of the respective periods (dollars in thousand except per share amounts):

	For the years end December 31, (unaudited)
	2006	2007
	(in thousands)
Net revenues	$770,595	919,105
Net income	$75,628	112,406
Diluted earnings per share	$0.38	0.57

Note 4. Marketable Securities
Following is a summary of marketable securities as of December 31, 2006 and 2007:

	December 31, 2006
	Amortized	Gross Unrealized	Gross Unrealized	Market
	Cost	Gains	Losses	Value
		(in thousands)
Time deposit with original maturities more
than three months	$522	–	–	522
Open-ended bond fund	8,277	29	–	8,306
Total	$8,799	29	–	8,828

	December 31, 2007
	Amortized	Gross Unrealized	Gross Unrealized	Market
	Cost	Gains	Losses	Value
		(in thousands)
Time deposit with original maturities more
than three months	$154	–	–	154
Open-ended bond fund	14,929	125	–	15,054
Total	$15,083	125	–	15,208

The Company’s portfolio of available for sale marketable securities by contractual maturity or the expected holding period as of December 31, 2006 and 2007 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2005, 2006 and 2007 is summarized below.

	Proceeds	Gross	Gross
Period	from sales	realized gains	realized losses
		(in thousands)
Year ended December 31, 2005	$42,028	105	–
Year ended December 31, 2006	$27,128	60	–
Year ended December 31, 2007	$46,303	112	–

At December 31, 2006, the Company had $108 thousand of restricted marketable securities, consisting of time deposits with an original maturity of more than three months, which had been pledged as collateral for custom duty.

Note 5.  Allowance for Doubtful Accounts, Sales Returns and Discounts
The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2005, 2006 and 2007 follows:

	Balance at		Amounts	Balance at
Period	beginning of year	Addition	utilized	end of year
			(in thousands)
For the year ended December 31, 2005	$240	398	(457)	181
For the year ended December 31, 2006	$181	2,843	(2,156)	868
For the year ended December 31, 2007	$868	1,705	(2,080)	493

Note 6. Inventories
As of December 31, 2006 and 2007, inventories consisted of the following:

	December 31,
	2006	2007
	(in thousands)
Finished goods	$44,194	62,195
Work in process	40,039	47,439
Raw materials	17,048	6,905
Supplies	54	11
Merchandise	6	–
	$101,341	116,550

Note 7. Prepaid Expenses and Other Current Assets
	December 31,
	2006	2007
	(in thousands)
Refundable business tax	$5,994	10,461
Prepaid software maintenance fee	2,789	1,501
Subsidy receivables	640	1,007
Prepaid rental and others	901	2,400
	$10,324	15,369

Note 8. Intangible Assets
	December 31, 2006
	Gross carrying	Weighted average	Accumulated
	amount	amortization period	amortization
		(in thousands)
Technology	$139	5 years	86
Patents	358	5 years	18
Total	$497		104

	December 31, 2007
	Gross carrying	Weighted average	Accumulated
	amount	amortization period	amortization
		(in thousands)
Technology	$6,339	7 years	926
Customer relationship	8,100	7 years	1,061
Patents	358	5 years	89
Total	$14,797		2,076

Amortization expense for the years ended December 31, 2005, 2006 and 2007, was $28 thousand, $45 thousand and $1,972 thousand, respectively. Estimated amortization expense for the next five years is $2,140 thousand in 2008, $2,114 thousand in 2009 and 2010, $2,097 thousand in 2011, and $2,043 thousand in 2012.

Note 9. Property, Plant and Equipment
	December 31,
	2006	2007
	(in thousands)
Land	$10,154	10,154
Building and improvements	12,967	16,413
Machinery	6,744	6,366
Research and development equipment	8,611	12,144
Software	5,149	7,496
Office furniture and equipment	2,478	4,575
Others	4,150	3,970
	50,253	61,118
Accumulated depreciation and amortization	(12,742)	(15,860)
Prepayment for purchases of equipment and software	1,384	922
	$38,895	46,180

Depreciation and amortization of these assets for 2005, 2006 and 2007, was $3,585 thousand, $5,176 thousand and $8,288 thousand, respectively.

Note 10. Investments in Non-marketable Securities
Following is a summary of such investments as of December 31, 2006 and 2007:
	December 31,
	2006	2007
	(in thousands)
Chi Lin Technology Co. Ltd	$817	1,057
Jetronics International Corp	–	1,600
C Company	–	4,481
	$817	7,138

In 2006, the Company considered its investment in equity of LightMaster Systems, Inc. to be other than temporarily impaired due to the bankruptcy case concerning LightMaster Systems, Inc. filed in July 2006. The carrying amount of $1,500 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of income.

As of December 31, 2007, it was not practicable for the Company to estimate the fair value of its investment in equity of Chi Lin Technology Co. Ltd. (on January 1, 2007, TopSun Optronics, Inc. merged with Chi Lin Technology Co. Ltd., Chi Lin Technology Co. Ltd. was the surviving company), Jetronics International Corp., and C Company. However, there are no identified events or changes in circumstance that may have significant adverse effects on the recoverability of the carrying value of these investments.

Note 11. Other Accrued Expenses and Other Current Liabilities
	December 31,
	2006	2007
	(in thousands)
Accrued payroll and related expenses	$3,441	4,099
Accrued mask and mold fees	3,282	6,020
Payable for purchases of equipment	4,317	1,257
Accrued professional service fee	1,202	1,179
Accrued warranty costs	630	335
Accrued commission	1,836	64
Accrued insurance, welfare expenses, etc	6,498	6,277
	$21,206	19,231

The movement in accrued warranty costs for the years ended December 31, 2005, 2006 and 2007, is as follows:

	Balance at	Additions charged	Amounts	Balance at
Period	beginning of year	to expense	utilized	end of year
		(in thousands)
Year ended December 31, 2005	$507	1,415	(1,377)	545
Year ended December 31, 2006	$545	2,101	(2,016)	630
Year ended December 31, 2007	$630	799	(1,094)	335

Note 12. Short-term Debt
As of December 31, 2005, short-term debt consisted of a $13,600 thousand loan, denominated in US dollars, and which has a maturity date that had been extended to May 2, 2006. The remaining balance of short-term debt of approximately $13,674 thousand, is comprised of three separate loans in the amounts of NT$250,000 thousand ($7,596 thousand), NT$40,000 thousand ($1,216 thousand) and NT$160,000 thousand ($4,862 thousand), all of which are denominated in New Taiwan dollars and which have maturity dates that have been extended to March 26, 2006, March 26, 2006 and March 27, 2006, respectively. All short term debts had been fully paid off during 2006.

As of December 31, 2006 and 2007, unused credit lines amounted to $42,557 thousand and $57,919 thousand, respectively.

Note 13. Government Grant
The Company entered into several contracts with Industrial Development Bureau of Ministry of Economic Affairs (IDB of MOEA), Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and the Administrative Bureau of Science-

Based Industrial Park (SBIP) during 2003, 2004, 2005 and 2007 for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description
(in thousands)
IDB of MOEA	NT$ 22,700 (US$654)	September 2003 to	Mobile phone TFT driver IC
February 2005
SBIP	3,800 (US$112)	October 2004 to
		July 2005	Application of LCOS
DOIT of MOEA	19,500 (US$610)	December 2004 to	Multimedia high
		November 2005	definition TV SOC
DOIT of MOEA	7,000 (US$214)	September 2005 to	Mobile phone TFT single
		December 2006	chip SOC
DOIT of MOEA	22,670 (US$703)	August 2007 to July 2009	Display Port IC

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of income in 2005, 2006 and 2007 were $381 thousand, $466 thousand and $108 thousand, respectively.

Note 14. Retirement Plan
The Company has established the Defined Benefit Plan covering full-time employees in the ROC. In accordance with the Defined Benefit Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement. Each employee earns two months of salary for each of the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

Defined Benefit Plan assets consist entirely of a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law. The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Bank of Taiwan (formerly Central Trust of China which was acquired by Bank of Taiwan in 2007).

As discussed in note 2(o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its balance sheet. Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company’s active employee.

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2005, 2006 and 2007, based on the contribution called for was $356 thousand, $883 thousand and $1,066 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan.  The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution for the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $398 thousand to its pension fund maintained with the Bank of Taiwan and $1,734 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2008.

The Company uses a measurement date of December 31, for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,
	2006	2007
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$622	885
Acquisition from Wisepal	–	56
Service cost	9	3
Interest cost	22	26
Actuarial loss	232	120
Benefit obligation at end of year	885	1,090
Change in plan assets:
Fair value at beginning of year	414	712
Acquisition from Wisepal	–	46
Actual return on plan assets	12	22
Employer contribution	286	349
Fair value at end of year	712	1,129
Funded status	$(173)	39

	December 31,
	2006	2007
	(in thousands)
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$19	257
Accrued pension liabilities	(192)	(218)

Net amount recognized	$(173)	39

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $331 thousand and $351 thousand at December 31, 2006 and 2007, respectively.

The accumulated benefit obligation for the Defined Benefit Plan was $379 thousand and $407 thousand at December 31, 2006 and 2007, respectively. As of December 31, 2006 and 2007, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2005, 2006 and 2007, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Service cost	$150	9	3
Interest cost	13	22	26
Expected return on plan assets	(6)	(18)	(20)
Net amortization	6	6	96
Net periodic pension cost	163	19	105

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $30 thousand.

At December 31, 2006 and 2007, the weighted-average assumptions used in computing the benefit obligation are as follows: December 31,

	2006	2007
	Himax Taiwan,		Himax Taiwan,
	Himax Display &	Himax Display &	Wisepal & Himax
	Himax Analogic	Himax Analogic	Media Solutions
Discount rate	2.75%	3.00%	3.00%
Rate of increase in compensation levels	4.00%	4.00%	5.00%

For the years ended December 31, 2005, 2006 and 2007, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2005		2006	2007
			Himax Taiwan,		Himax Taiwan,
		Himax	Himax	Himax	Wisepal &
	Himax	Display &	Display &	Display &	Himax Media
	Taiwan	Himax Analogic	Himax Analogic	Himax Analogic	Solutions
Discount rate	3.50%	3.50%	2.75%	3.00%	3.00%
Rate of increase in
compensation levels	4.00%	3.00%	4.00%	4.00%	5.00%
Expected long-term rate
of return on pension assets	3.50%	3.50%	2.75%	3.00%	3.00%

The Company determines the expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount
(in thousands)
2008	$–
2009	–
2010	–
2011	–
2012	–
2013 ~ 2017	242

Note 15. Share-Based Compensation
The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Cost of revenues	$188	275	422
Research and development	6,336	11,806	15,393
General and administrative	848	1,444	2,182
Sales and marketing	1,241	1,625	2,324

	$8,613	15,150	20,321

(a)	Employee Annual Bonus Plan

In June 2005, Himax Taiwan discontinued the employee stock bonus program with effect from December 31, 2004. Due to a history of paying bonus based on annual operating results, the Company’s employees have developed an expectation of receiving a bonus of some form. In order to meet such expectation and to retain and motivate employees, management communicated to all employees that they would receive a competitive bonus for services rendered beginning in 2004 and up to the effectiveness of a long-term incentive plan which was expected to be adopted after the completion of the share exchange referred to in Note 1 and approval of the Company’s shareholders.

Based on a compensation package analysis with the Company’s primary domestic competitors, an annual bonus on top of the cash compensation was accrued. The revised bonus plan allows the bonus to be paid in cash or shares. If a cash payment is not made, the shares given will have the same value as the cash award. Employee compensation expense of $4,141 thousand was accrued in 2004 relating to such bonus plan.

In order to settle the above mentioned accrued bonus payable, on December 27, 2005, pursuant to the authorization of the Company’s shareholders and the delegation of the Company's board of directors, the Company’s compensation committee approved a grant of 990,220 RSUs to employees for their service provided in 2004 and the ten months ended October 31, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

The amount of compensation expense from the annual bonus plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

The allocation of compensation expenses from the annual bonus plan is summarized as follows:
	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Cost of revenues	$98	–	–
Research and development	3,215	–	–
General and administrative	454	–	–
Sales and marketing	628	–	–
	$4,395	–	–

(b)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents one ordinary share of the Company.

On December 30, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to its employees and independent directors, respectively. The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events. The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

On September 29, 2006, the Company’s compensation committee made grants of 3,798,808 RSUs to its employees. The vesting schedule for the RSUs is as follows: 47.29% of the RSUs grant vested immediately on the grant date and a subsequent 17.57% will vest on each of September 30, 2007, 2008 and 2009, subject to certain forfeiture events.

On September 26, 2007, the Company’s compensation committee made grants of 6,694,411 RSUs to its employees. The vesting schedule for the RSUs is as follows: 54.55% of the RSUs grant vested immediately on the grant date which were settled by cash amounting to $14,426 thousand, a subsequent 15.15% will vest on each of September 30, 2008, 2009 and 2010 which will be settled by the Company’s ordinary shares, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share, $5.71 per share and $3.95 per share on December 30, 2005, September 29, 2006 and September 26, 2007, respectively.

Management is primarily responsible for estimating the fair value of the Company’s ordinary shares underlying the RSUs granted on December 30, 2005. When estimating fair value for such share prior to the Company's IPO, management considers a number of factors, including contemporaneous valuations from an independent third-party appraiser. The share valuation methodologies used include the discounted cash flow approach and the market value approach where a different weight to each of the approaches is assigned to estimate the value of the Company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as the Company's financial results and business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; the Company’s ability to retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts.

In December 2007, due to the carve-out of television semiconductor solutions business to incorporate Himax Media Solutions, Inc. (“Himax Media Solution”, a consolidated subsidiary), 145 employees were transferred from Himax Taiwan to Himax Media solutions. 361,046 units of these employees’ unvested RSUs were cancelled in exchange for 3,416,714 nonvested shares of Himax Media Solutions’ ordinary share. See Note 15 (c) (iv) for further details of the modification of award.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value
Balance at January 1, 2005	–	$–
Granted	1,317,564	8.62
Vested	(329,395)	8.62

Balance at December 31, 2005	988,169	8.62
Granted	3,798,808	5.71
Vested	(2,106,669)	6.14
Forfeited	(172,165)	7.19

Balance at December 31, 2006	2,508,143	6.39
Granted	6,694,411	3.95
Vested	(4,507,170)	4.46
Cancelled	(361,046)	3.98
Forfeited	(680,949)	5.27

Balance at December 31, 2007	3,653,389	4.75

As of December 31, 2007, the total compensation cost related to the unvested RSUs not yet recognized was $14,965 thousand. The weighted-average period over which it is expected to be recognized is 2.34 years.

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long- term incentive plan is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Cost of revenues	$62	264	422
Research and development	2,080	11,263	15,164
General and administrative	262	1,392	2,182
Sales and marketing	436	1,554	2,323
	$2,840	14,473	20,091

(c)	Nonvested Shares Issued to Employees

(i)	In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service. The shares will vest five years after the grant date. If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity. The Company recognized compensation expenses of $92 thousand and $70 thousand in 2005 and 2006, respectively. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income since the employees who received such nonvested shares were assigned to the research and development department. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.

Nonvested share activity during the periods indicated is as follows:
		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
Balance at January 1, 2005	3,195,885	$0.116
Forfeited	(2,487)	0.116
Balance at December 31, 2005	3,193,398	0.116
Vested	(3,193,398)	0.116
Balance at December 31, 2006	–	–

The forfeiture of nonvested shares issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2006, the total compensation cost related to the actual number of nonvested shares that vest has been fully recognized.

(ii) In September 2005, Himax Analogic granted nonvested shares of its common stock to certain employees for their future service. The shares will vest four years after the grant date. If employees leave Himax Analogic before completing the four year service period, they must sell these shares back to Himax Analogic at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $33 thousand, $59 thousand, and $59 thousand in 2005, 2006, and 2007, respectively. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of	Weighted Average Grant
	Shares	Date Fair Value
Balance at January 1, 2005	–	$–
Granted	1,250,000	0.319
Forfeited	(445,000)	0.319

Balance at December 31, 2005	805,000	0.319
Forfeited	(36,000)	0.319

Balance at December 31, 2006	769,000	0.319
Forfeited	(66,000)	0.319

Balance at December 31, 2007	703,000	0.319

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $70 thousand. The weighted-average period over which it is expected to be recognized is 1.54 years.

(iii) In September 2007, Himax Imaging Inc. (“Himax Imaging”, a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service, and the employees must pay $0.15 per share. The shares will vest four years after the grant date. If employees leave Himax Imaging before completing the four year service period, they must sell these shares back to Himax Imaging at $0.15 per share. The Company recognized compensation expenses of $56 thousand in 2007. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued, which was US$0.33 per share.

Nonvested share activity of this award during the period indicated is as follows:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
Balance at January 1, 2007	–	$–
Granted	5,559,000	0.33
Balance at December 31, 2007	5,559,000	0.33

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $967 thousand. The weighted-average period over which it is expected to be recognized is 3.84 years.

(iv) As stated in Note 15 (b) above, in December 2007, Himax Media Solutions granted 3,416,714 nonvested shares of its ordinary share to 145 employees transferred from Himax Taiwan to exchange for 361,046 units of these employees’ unvested RSUs. The modification of equity award incurred an incremental compensation cost of $148 thousand for the excess of the fair value of the modified award issued over the fair value of the original unvested RSUs at the date of modification. The Company then added incremental compensation cost to the remaining unrecognized compensation cost of the original award at the date of modification and the total compensation cost are recognized as compensation expenses ratably over the requisite service period of the modified award.

The fair value of the original unvested RSUs was determined based on the average market price of the Company’s ordinary shares underlying the RSU at the modification dates occurred during the period from November 12, 2007 to November 16, 2007. The fair value of Himax Media Solutions' nonvested shares at the modification date was determined based on the then most recent price of Himax Media Solutions’ new shares issued to unrelated third parties, which was NT$15 (US$0.464) per share.

The vesting schedule for the nonvested shares is as follows: 50% will vest on June 20, 2009 and the remaining 50% will vest on December 20, 2010. The Company recognized compensation expenses of $14 thousand in 2007. Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

Nonvested share activity of this award during the period indicated is as follows:

	Number of	Weighted Average Grant
	Shares	Date Fair Value
Balance at January 1, 2007	–	$–
Granted	3,416,714	0.464
Forfeited	(18,000)	0.464
Balance at December 31, 2007	3,398,714	0.464

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $1,313 thousand. The weighted-average period over which it is expected to be recognized is 2.97 years.

(d)	Treasury Stock Issued to Employees

In 2002 and 2003, treasury shares were issued to employees with a three year vesting period. The excess of the fair value of these common shares over any amount that an employee paid for treasury stock is recorded as deferred compensation expense which is reflected as an offset to equity upon issuance of the treasury shares. Deferred compensation expense is amortized to compensation expense on a straight-line basis over the three-year service period with a corresponding increase to equity.

Management is primarily responsible for estimating the fair value of its share. When estimating fair value, management considered a number of factors, including retrospective valuations from an independent third-party valuer. The estimated grant date fair value per share in 2002 and 2003 range from NT$15.32 (US$0.459) to NT$19.93 (US$0.577) and NT$20.17 (US$0.583) to NT$52.10 (US$1.538), respectively.

Treasury stock activity during the periods indicated is as follows:
		Weighted Average of
		Excess of Grant Date
	Number of	Fair Value over
	Shares	Employee Payment
Balance at January 1, 2005	7,185,668	$0.597
Vested	(2,706,593)	0.356
Balance at December 31, 2005	4,479,075	0.743
Vested	(4,479,075)	0.743
Balance at December 31, 2006	–	–

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

The allocation of compensation expenses from the treasury stock issued to employees is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Cost of revenues	$28	11	–
Research and development	916	414	–
General and administrative	132	52	–
Sales and marketing	177	71	–
	$1,253	548	–

(e)	RSUs issued in connection with the acquisition of Wisepal

As stated in Note 3, on February 1, 2007, the Company granted 418,440 units of RSUs in exchange for Wisepal’s unvested stock option where each unit of RSU represents one ordinary share of the Company. 127,283 RSUs grant vested immediately on the acquisition date and a subsequent 10%, 33% and 27% of the RSU grant will vest on each of September 30, 2007, 2008 and 2009, respectively, subject to certain forfeiture events. Vested portion of the RSUs grant was included in the purchase cost of Wisepal while the unvested portion is treated as post-combination compensation expense. The value of the unvested portion of the RSUs grant amounted to $945 thousand which was determined based on the market price of the Company’s ordinary shares on the acquisition date. Such post-combination compensation expense is amortized to compensation expense on a straight-line basis over the requisite service period. The Company recognized compensation expenses of $94 thousand in 2007 which was recorded as research and development expenses in the accompanying consolidated statements of income.

	Number of	Weighted
	Underlying	Average Grant
	Shares for RSUs	Date Fair Value
Balance at January 1, 2007	–	$–
Granted	418,440	7.064
Vested	(165,114)	7.064
Forfeited	(200,760)	7.064
Balance at December 31, 2007	52,566	7.064

As of December 31, 2007, the total compensation cost related to this award not yet recognized was $180 thousand. The weighted-average period over which it is expected to be recognized is 1.75 years.

(f)	Employee stock options

On December 20, 2007, board of directors of Himax Media Solutions approved a plan to grant stock options to certain employees. The plan authorizes grants to purchase up to 6,800,000 shares of Himax Media Solutions’ authorized but unissued ordinary shares. The exercise price is NT$15 (US$0.464). All options under the plan have four-year terms and 50%, 25% and 25% of each grant will become exercisable subsequent to the second, third and fourth anniversary of the grant date, respectively. The Company recognized compensation expenses of $7 thousand in 2007. Such compensation expense was recorded as sales and marketing expense and research and development expenses in the accompanying consolidated statements of income.

At December 31, 2007, there were 304,500 additional shares available for Himax Media Solutions’ grant under the plan. The calculated value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table.  Himax Media Solutions uses the simplified method to estimate the expected term of the options as it does not have any historical share option exercise experience and the exercise data relating to employees of other companies is not easily obtainable. Since Himax Media Solutions’ shares are not publicly traded and its shares are rarely traded privately, expected volatility is computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the interest rate of 10 years ROC central government bond at the time of grant.

Valuation assumptions:	2007
Expected dividend yield	0%
Expected volatility	39.94%
Expected term (years)	4.375
Risk-free interest rate	2.4776%

Stock option activity during the periods indicated is as follows:

		Weighted	Weighted average
	Number of	average	remaining
	shares	exercise price	contractual term
Balance at December 20, 2007	–	$–	–
Granted	6,495,500	0.464	4.375
Forfeited	(5,000)	0.464	4.375
Balance at December 31, 2007	6,490,500	0.464	4.375

The weighted average grant date calculated value of the options granted in 2007 was NT$3.09 (US$0.096). No option was exercisable as of December 31, 2007.

Note 16. Stockholders’ Equity
(a)	Share capital

On October 14, 2005, the shareholders of Himax Taiwan exchanged an aggregated of 180,769,264 common shares of Himax Taiwan for an aggregate of 180,769,264 ordinary shares of Himax Technologies, Inc. Accordingly, as of October 14, 2005, Himax Technologies, Inc. has an authorized share capital of 500,000,000 ordinary shares with par value of US$0.0001 per share, and 180,769,265 ordinary shares issued and outstanding. There was no change in the amount of total stockholders’ equity as a result of this transaction.

In accordance with the Company’s board of director’s resolution on November 2, 2006, the Company repurchased 7,885,835 ADSs and 2,161,636 ADSs in 2006 and 2007, respectively from open market. On February 1, 2007, the Company announced the completion of its share buyback program. In total, the Company has repurchased $50 million or 10,047,471 ADSs in the open market at an average price of US$4.98 per ADS.

In accordance with the Company’s board of director’s resolution on November 1, 2007, the Company authorized another new share buyback program. The program allows the Company to repurchase up to $40 million of the Company’s ADSs for retirement. The Company repurchased 6,569,108 ADSs in 2007.

(b)	Earnings distribution

As a holding company, the major asset of the Company is the 100% ownership interest in Himax Taiwan. Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law. The ability of the Company’s subsidiaries to pay dividends, repay intercompany loans from the Company or make other distributions to the Company may be restricted by the availability of funds, the terms of various credit arrangements entered into by the Company's subsidiaries, as well as statutory and other legal restrictions. The Company’s subsidiaries in Taiwan are generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserve). In addition, before distributing a dividend to shareholders following the end of a fiscal year, a Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years' losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

The legal and special reserve provided by Himax Taiwan as of December 31, 2006 and 2007 amounting to $14,178 thousand and $21,001 thousand, respectively.

Note 17. Income Taxes
Substantially all of the Company’s pre-tax income is derived from the operations in the ROC and substantially all of the Company’s income tax expense (benefit) is incurred in the ROC.

An additional 10% corporate income tax will be assessed on undistributed income for the consolidated entities in the ROC, but only to the extent such income is not distributed before the end of the following year. The 10% surtax is recorded in the period the income is earned, and the reduction in the tax liability is recognized in the period the distribution to shareholders is finalized. Prior to 2006, the tax effects of temporary differences were initially measured by using the undistributed tax rate of 32.5%. Commencing from 2006, due to the enacted changes in ROC Income Tax Acts in May 2006 that revised the tax base of the undistributed income surtax from “assessed taxable income, net of current tax” to “net income under ROC generally accepted accounting principles (ROC GAAP) ”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 25% and the tax effects of temporary differences between US GAAP and ROC GAAP are initially measured at the revised undistributed tax rate of 31.8%.

In accordance with the ROC Statute for Upgrading Industries, the Company’s capital increase in 2003 and 2004 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry. The incremental income derived from selling the above new product is tax exempt for a period of five years. The tax exemption period of the Company’s effective tax incentive as of December 31, 2007 are as follows:

Date of capital increase	Tax exemption period
September 1, 2003	April 1, 2004 ~ March 31, 2009
October 29, 2003	January 1, 2006 ~ December 31, 2010
September 20, 2004	January 1, 2008 ~ December 31, 2012

The aggregate basic and diluted earnings per share effect of such income tax exemption for the years ended December 31, 2005, 2006 and 2007, is a $0.05, $0.08 and $0.14, increase to earnings per share, respectively.

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Current income tax expense	$12,294	3,492	12,770
Deferred income tax benefit	(3,371)	(8,938)	(14,630)
	$8,923	(5,446)	(1,860)

The differences between expected income tax expense, computed based on the statutory undistributed income tax rate of 32.5%, 31.8% and 31.8% for 2005, 2006 and 2007, respectively, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Expected income tax expense	$22,834	22,103	34,851
Tax-exempted income	(9,189)	(16,012)	(27,018)
Effect of difference between tax base of undistributed
income surtax with pre-tax income	–	1,562	4,012
Adjustment for enacted change in tax laws	–	1,099	–
Impairment loss on investment in non-marketable securities	–	477	–
Nontaxable gains on sale of marketable securities	(38)	(67)	(168)
Increase of investment tax credits	(10,647)	(15,216)	(20,048)
Increase in valuation allowance	2,421	2,798	5,366
Non deductible share-based compensation expenses	2,799	1,002	330
Provision for uncertain tax position in connection with
share-based compensation expenses	124	526	276
Tax benefit resulting from distribution of prior year’s income	–	(789)	(689)
Foreign tax rate differential	83	(1,796)	(1,690)
Variance from audits of prior years’ income tax filings	(15)	(873)	3,000
Others	551	(260)	(82)
Actual income tax expense (benefit)	$8,923	(5,446)	(1,860)

The adjustment for enacted change in tax laws includes adjustment to deferred tax assets and liabilities and the undistributed income surtax of 2005 related to this change amounting to $686 thousand and $413 thousand, respectively. The enacted changes in ROC Income Tax Acts in May 2006 affects the determination of the undistributed income surtax commencing from 2005 and related deferred income tax assets and liabilities existed as of the enactment date. The Company recognized the impact of the change in 2006, the year of enactment of the tax law.

The amount of total income tax expense (benefit) allocated to continuing operations and the amounts separately allocated to other items are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Continuing operations	$8,923	(5,446)	(1,860)
Charged directly to equity	–	(98)	–
Other comprehensive income (loss)	3	3	16
Total income tax expense (benefit)	$8,926	(5,541)	(1,844)

As of December 31, 2006 and 2007, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2006	2007
	(in thousands)
Deferred tax assets:
Inventory	$1,497	5,430
Capitalized expense for tax purpose	85	204
Accrued compensated absences	88	121
Allowance for sales return, discounts and warranty	328	207
Unused investment tax credits	19,420	32,689
Unused loss carry-forward	3,094	6,970
Accrued pension cost	98	100
Other	13	203

Total gross deferred tax assets	24,623	45,924
Less: valuation allowance	(6,278)	(12,300)
Net deferred tax assets	18,345	33,624
Deferred tax liabilities:
Unrealized foreign exchange gain	125	41
Foreign currency translation adjustments	6	–
Prepaid pension cost	65	169
Acquired intangible assets	–	4,547
Deferred revenue	–	16
Total gross deferred tax liabilities	196	4,773
Net deferred tax assets	$18,149	28,851

The valuation allowance for deferred tax assets as of January 1, 2005, 2006 and 2007 was $893 thousand, $3,314 thousand and $6,278 thousand, respectively. The net change in the valuation allowance for the years ended December 31, 2005, 2006 and 2007, was an increase of $2,421 thousand, $2,964 thousand and $6,022 thousand, respectively. The change in 2006 and 2007 includes an increase of valuation allowance of $166 thousand and $656 thousand, respectively, which was provided for the deferred tax assets attributable to the acquisition of Integrated Microdisplays Limited in October 2006 and Wisepal in February 2007.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $110,534 thousand prior to the expiration of the net operating loss carryforwards and investment tax credit carryforwards in 2011. Taxable income for the years ended December 31, 2006 and 2007 was $10,199 thousand and $25,043 thousand, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the remaining deferred tax assets at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2006 and 2007, subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets will be allocated as follows:

	December 31,
	2006	2007
	(in thousands)
Income tax benefit that would be reported
in the consolidated statement of income	$6,112	11,478
Goodwill and other noncurrent intangible assets	166	822
	$6,278	12,300

Except for Himax Taiwan and Himax Anyang (Korea), all other subsidiaries of the Company have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $6,278 thousand and $12,300 thousand as of December 31, 2006 and 2007, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely these tax benefits will be realized. The total tax loss carryforwards for these subsidiaries at December 31, 2007 was $27,555 thousand, which will expire if unused by 2012. The remaining investment tax credit for these subsidiaries at December 31, 2007 was $5,843 thousand, which will expire if unused by 2011.

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied up to the amount of the tax actually payable in the final year.

As of December 31, 2007, all of the Company’s remaining investment tax credits of NT$1,060,100 thousand (US$32,689 thousand), which will expire if unused by 2011.

Himax Taiwan's income tax returns have been examined and assessed by the ROC tax authorities through 2005.

The Company had accrued tax liabilities or reduced deferred tax asset to address potential exposures involving positions that could be challenged by taxing authorities. As of January 1, 2007, the amount of uncertain tax positions was $1,276 thousand. As of December 31, 2007, the amount of uncertain tax positions $3,968 thousand.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

Balance at January 1, 2007	$1,276
Increase related to prior year tax positions	503
Increase related to current year tax positions	2,189
Balance at December 31, 2007	3,968

Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of $3,968 thousand that if recognized, would reduce the Company’s effective tax rate. The Company’s major taxing jurisdiction is Taiwan. The tax years 2006 and 2007 remain open to examination by Taiwan tax jurisdictions. It is possible that the examination will result in a positive or negative adjustment to the Company’s unrecognized tax positions within the next 12 months. The Company is unable to estimate the range of the benefit or detriment as of December 31, 2007.

As part of the analysis completed, management determined that there were various FIN No. 48 implications to the compensation expenses for RSU and investment tax credits that resulted in the establishment of an accrued liability pursuant to FIN No. 48 of $885 thousand on compensation expenses and a reduction of deferred tax assets of $3,083 thousand on certain investment tax credit carryforwards.

Note 18. Derivative Financial Instruments
The Company operates in Taiwan and internationally, giving rise to exposure to changes in foreign currency exchanges rates. The Company enters into foreign currency forward contracts to reduce such exposure. None of the Company’s derivatives qualify for hedge accounting pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the derivative instruments are recorded at fair value on the consolidated balance sheets with the change in fair value being reflected immediately in earnings in the consolidated statements of income.

The Company did not hold any derivative financial instruments as of December 31, 2006 and 2007, respectively. The realized gains (losses) resulting from foreign currency forward contracts were $108 thousand and ($611) thousand in 2005 and 2006, respectively.

Note 19. Fair Value of Financial Instruments
The fair values of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months is determined using the discounted present value of expected cash flows. The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

Note 20. Significant Concentrations
Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash primarily in checking and saving accounts with reputable financial institutions. The Company has not experienced any material losses on deposits of the Company's cash and cash equivalents. Marketable securities consist of time deposits with original maturities of greater than three months and investments in an open-ended bond fund identified to fund current operations. All marketable securities are classified as available-for-sale.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels. The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations. The Company expects to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The largest customer (CMO and its affiliates), a related party, accounted for approximately 58.9%, 55.0% and 58.8%, respectively, of the Company's revenues in 2005, 2006 and 2007. The other (Chunghwa Picture Tubes and its affiliates) accounted for 16.2%, 12.4% and 7.3%, respectively in 2005, 2006 and 2007. The largest customer represented more than 10% of the Company’s accounts receivable balance at December 31, 2006 and 2007. CMO and its affiliates accounted for approximately 50.3% and 68.4% of the Company’s accounts receivable balance at December 31, 2006 and 2007, respectively. Moreover, the Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for the Company’s customers would adversely affect the Company’s cash flow, liquidity and operating results. The Company performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 21 and 23 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test. The Company primarily depends on eight foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company's ability to ship its products, cause the Company to lose revenues and damage the Company's customer relationships.

There are a limited number of companies which supply processed tape used to manufacture the Company’s semiconductor products and therefore, from time to time, shortage of such processed tape may occur. If any of the Company’s suppliers experience difficulties in delivering processed tape used in its products, the Company may not be able to locate alternative sources in a timely manner. Moreover, if shortages of processed tape were to occur, the Company may incur additional costs or be unable to ship its products to customers in a timely manner, which could harm the Company’s business customer relationships and negatively impact its earnings.

A limited number of third-party assembly and testing houses assemble and test substantially all of the Company’s current products. As a result, the Company does not directly control its product delivery schedule, assembly and testing costs and quality assurance and control. If any of these assembly and testing houses experiences capacity constraints or financial difficulties, or suffers any damage to its facilities, or if there is any other disruption of its assembly and testing capacity, the Company may not be able to obtain alternative assembly and testing services in a timely manner. Because the amount of time the Company usually takes to qualify assembly and testing houses, the Company could experience significant delays in product shipments if it is required to find alternative sources. Any problems that the Company may encounter with the delivery, quality or cost of its products could damage the Company's reputation and result in a loss of customers and orders.

Note 21. Related-party Transactions

(a) Name and relationship

Name of related parties	Relationship
Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of Directors;
the Company’s Chairman represented on CMO’s Board of Directors
Chi Mei Optoelectronics Japan, Co., Ltd .	Wholly owned subsidiary of CMO
(CMO-Japan, formerly named International Display
Technology Ltd. or ID Tech)
Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of Directors until
November 2007. JEC was acquired by Innolux Display Incorporation on March 1, 2007.
Chi Mei Corporation (CMC)	Major shareholder of CMO
NEXGEN Mediatech Inc. (NEXGEN)	CMC nominated more than half of the seats on NEXGEN’s Board
of Directors
Chi Mei Communication System, Inc. (CMCS)	CMC nominated more than half of the seats on CMCS’s
Board of Directors
Chi Lin Technology Co., Ltd.(Chi Lin Tech)	CMC nominated more than half of the seats on
Chi Lin Tech’s Board of Directors
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMO
Chi Mei EL Corporation (CMEL)	The subsidiary of CMO
TopSun Optronics, Inc. (TopSun)	Chi Lin Tech nominated more than half of the seats on TopSun’s Board of Directors since September 2006. On January 1, 2007,
TopSun merged with Chi Lin Tech, Chi Lin Tech was the
surviving company
NanHai Chi Mei Optoelectronics Ltd. (CMO- NanHai)	The subsidiary of CMO
ChiHsin Electronics Corp. (ChiHsin)	The subsidiary of CMO
Chi Mei Logistics Corp. (CMLC)	The subsidiary of CMO
NingBo Chi Mei Logistics Corp. (CMLC-NingBo)	The subsidiary of CMO

(b) Significant transactions with related parties
(i) Revenues and accounts receivable
Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
CMO	$317,012	335,797	281,766
CMO- NingBo	721	73,898	249,117
Chi Lin Tech	2,841	2,985	7,162
CMO- NanHai	–	–	7,141
ChiHsin	–	–	1,499
CMEL	–	2	214
NEXGEN	370	805	45
TopSun	–	1,136	–
JEC	1,565	9	–
CMO- Japan	275	–	–
	$322,784	414,632	546,944

A breakdown by product type for sales to CMO and its affiliates is summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Display driver for large-size applications	$316,837	408,075	536,610
Display driver for consumer electronics applications	6	484	1,434
Display driver for mobile handsets	–	8	771
Others	1,165	1,130	922
	$318,008	409,697	539,737

The sales prices CMO receives are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
	(in thousands)
CMO	$81,610	94,069
CMO- NingBo	33,923	92,779
CMO- NanHai	–	5,732
ChiHsin	–	1,574
Chi Lin Tech	444	1,049
NEXGEN	117	2
TopSun	1,158	–
CMEL	2	–
	117,254	195,205
Allowance for sales returns and discounts	(404)	(303)
	$116,850	194,902

The credit terms granted to CMO and its subsidiaries ranged form 60 days to 90 days, and the credit terms granted to other related parties ranged from 30 days to 45 days. The credit terms offered to unrelated third parties ranged from 30 days to 120 days.

(ii)	Purchases and accounts payable

Purchases from related parties are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
CMO	$703	82	12
CMC	9	–	12
Chi Lin Tech	31	7	–
	$743	89	24

The purchases had been full paid as of December 31, 2006 and 2007.

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

(iii)	Property transactions

In 2005, the Company purchased equipment amounting to $2 thousand from Chi Lin Tech. The purchase had been full paid as of December 31, 2005.

(iv)	Lease

The Company entered into a lease contract with CMO, CMLC and CMLC-NingBo for leasing office space and equipment. For the years ended December 31, 2005, 2006 and 2007, the related rent and utility expenses resulting from the aforementioned transactions amounted to $619 thousand, $759 thousand and $465 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income. As of December 31, 2006 and 2007, the related payables resulting from the aforementioned transactions amounted to $155 thousand and $111 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(v)	Sales agent

The Company entered into sales agent contracts with CMO and CMCS. For the years ended December 31, 2005, the sales commission resulting from such contracts amounted to $49 thousand. The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income. No commission expense occurred under such contracts in 2006 and 2007.

(vi)	Others

In 2005, 2006 and 2007, the Company purchased consumable and miscellaneous items amounting to $78 thousand, $159 thousand and $63 thousand, respectively, from CMO, CMC, Chi Lin Tech and NEXGEN, which were charged to operating expense. As of December 31, 2006 and 2007, the related payables resulting from the aforementioned transactions were $4 thousand and $1 thousand, respectively.

In 2005, 2006 and 2007, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $43 thousand, $128 thousand and $113 thousand, respectively, which was charged to research and development expense. As of December 31, 2006 and 2007, the related process fee payable resulting from the aforementioned transactions was $38 thousand and $11 thousand, respectively.

Note 22. Commitments and Contingencies

(a)	As of December 31, 2006 and 2007, amounts of outstanding letters of credit for the purchase machinery and equipment and license agreement were $146 thousand and $150 thousand, respectively.

(b)
As of December 31, 2006, and 2007 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters. Total contract prices amounted to $7,806 thousand and $877 thousand, respectively. As of December 31, 2006 and 2007, the remaining commitments were $2,816 thousand and $100 thousand, respectively.

(c)
The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2008 to 2010. As of December 31, 2006 and 2007, deposits paid amounted to $477 thousand and $371 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2007, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)
January 1, 2008~December 31, 2008	$827
January 1, 2009~December 31, 2009	226
January 1, 2010~December 31, 2010	16
$1,069

Rental expense for operating leases amounted to $1,305 thousand, $1,763 thousand and $1,852 thousand in 2005, 2006 and 2007, respectively.

(d)
The Company entered into several sales agent agreements commencing from 2003. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.6% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements. Total commissions incurred amounting to $4,478 thousand, $3,788 thousand and $535 thousand, respectively, in 2005, 2006 and 2007, respectively. The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.

(e)
In August of 2004, the Company entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the three progresses of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in 2006 was $200 thousand. No license fee occurred in 2005 and 2007. As of December 31, 2007, no royalty occurred.

In March 2005, the Company entered into a license agreement for the use of USB 2.0 relevant technology for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. No license fee occurred in 2005. The license fee charged to research and development expense in 2006 and 2007 was $10 thousand and $250 thousand, respectively. As of December 31, 2007, no royalty occurred.

In June 2007, the Company entered into a license agreement for the use of Analogix HDMI 1.3 receiver core relevant technology for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in 2007 was $500 thousand. As of December 31, 2007, no royalty occurred.

(f)
The company has entered into two agreements to provide donations for laboratories with two top local universities in Taiwan. Total contributions amounted to NT$50.4 million ($1.6 million). As of December 31, 2007, the remaining commitments were NT$38.6 million ($1.2 million).

(g)
The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, the Company is not aware of any such claims that it believes could have a material adverse effect on its financial position or results of operations.

(h)
Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(i)
The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers. The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.

(j)
The current corporate structure of the Company was established through a share exchange, which became effective on October 14, 2005, between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission (an agency under the administration of the ROC Ministry of Economic Affairs) approved the share exchange on September 7, 2005. In connection with the application seeking approval of the share exchange, the Company made the following undertakings to expand its investment in the ROC, the approval of which was conditional upon the satisfaction of such undertakings: (1) Himax Taiwan must purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan, (2) Himax Taiwan must increase the number of employees in the ROC to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively, (3) Himax Taiwan must invest no less than NT$800.0 million ($24.4 million), NT$900.0 million ($27.6 million) and NT$1.0 billion ($30.7 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively, which may be satisfied through cash-based compensation paid to research and development personnel but not through non-cash share-based compensation and (4) Himax Taiwan must submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

If the Company does not satisfy the undertakings set by the ROC Investment Commission in approving the share exchange, the ROC Investment Commission may revoke Himax Taiwan’s right to repatriate profits to the Company and/or its approval of the share exchange, the occurrence of either of which would materially and adversely affect the Company’s business, financial condition and results of operations and decrease the value of the Company’s American depositary shares (ADSs). The material adverse consequences include: (1) difficulty in obtaining approval for additional investments in Himax Taiwan, (2) restrictions on transfer of net proceeds of overseas offerings, (3) limitation on ability to raise capital through the Company and (4) the loss of certain protections under the status as a foreign-invested company under the ROC Statute for Investment by Foreign Nationals, including the protection from expropriation of Himax Taiwan’s assets.

Before distributing a dividend to the Company, Himax Taiwan must recover any accumulated losses in prior years, pay all outstanding taxes and set aside 10% of its annual net income as a legal reserve until the accumulated legal reserve equals Himax Taiwan’s paid-in capital. Refer to Note 16 (b) of the Company’s consolidated financial statements for further details. However, if the Company does not satisfy the undertakings with the ROC Investment Commission, the ROC Investment Commission may deny Himax Taiwan’s right to repatriate dividends to the Company. Himax Taiwan’s ability to make advances or repay intercompany loans with terms of less than one year to the Company will not be restricted as such activities are not subject to the ROC Investment Commission’s approval.

The ROC Investment Commission has the right (at its discretion) to revoke its approval of the share exchange based on the undertakings described above. Prior to the ROC Investment Commission exercising its discretionary right to revoke its approval of the share exchange or Himax Taiwan’s right to repatriate profits to the Company, in practice the Company and Himax Taiwan would be notified and given an opportunity to be heard. There are no promulgated rules or regulations setting forth the factors that the ROC Investment Commission would consider in exercising its discretion. Each case is determined individually. Should the approval be revoked, the Company and Himax Taiwan would be entitled to appeal such decision to the Committee of Appeal of the ROC Ministry of Economic Affairs and/or initiate court proceedings to reverse such decision. A revocation by the ROC Investment Commission would not (1) invalidate the effectiveness of the share exchange pursuant to which the Company’s ownership structure was established, (2) limit Himax Taiwan’s ability to issue equity or debt securities or incur debt or (3) otherwise restrict Himax Taiwan’s operations (other than as set out in the undertakings).

In August 2005, the Company purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($10.2 million) which satisfied the first condition. Himax Taiwan had 549 employees, 664 employees and 569 employees as of December 31, 2005, 2006 and 2007, respectively, and had spent NT$1,012 million ($30.9 million), NT$1,394 million ($42.8 million) and NT$1,859 million ($56.5 million) in research and development expenditures in 2005, 2006 and 2007, respectively. Therefore, as of December 31, 2005, 2006 and 2007, the Company had satisfied the 2005, 2006 and 2007 undertakings the Company made with the ROC Investment Commission.

(k)
On July 30, 2007, a purported class action lawsuit was filed in the United States District Court for the Central District of California against the Company’s Chief Financial Officer alleging breach of fiduciary duty and violations of Sections 11, 12 (a) (2) and 15 of the Securities Act of 1933. On August 30, 2007, a similar class action lawsuit was filed in the same court against the Company, its Chief Executive Officer and its Chief Financial Officer, alleging violations of Sections 11 and 15 of the Securities Act of 1933. On February 5, 2008, the court consolidated the two actions. The consolidated complaint added as defendants certain of the Company’s directors, as well as Chi Mei Optoelectronics Corporation (“CMO”), seeking unspecified damages on behalf of purchasers of the Company's stock pursuant and/or traceable to the Company’s initial public offering in March 2006. The Plaintiffs claim that defendants violated U.S. securities laws because the registration statement associated with the IPO contained material misrepresentations and/or omissions related to CMO’s inventory level prior to the IPO. The Company filed a Motion to dismiss the lawsuit on March 20, 2008, which is still pending.

Subject to certain limitations, and pursuant to its Articles of Association, the Company is indemnifying its Chief Executive Officer and Chief Financial Officer in connection with this lawsuit. The Company and the individual defendants believe that the claims are not meritorious and intend to defend against this lawsuit vigorously. Nevertheless, the litigation is in its preliminary stages and the Company cannot predict its outcome. An adverse outcome in the litigation, if it occurred, could have a material adverse effect on the Company’s results of operations. As of December 31, 2007, no provision for loss has been recognized in the Company’s consolidated financial statements because at this stage the likelihood of an unfavorable outcome is not considered probable and the amount of loss, if any, is not estimable.

Note 23. Segment Information
The Company is engaged in the design, development and marketing of semiconductors for flat panel displays. Based on the Company’s internal organization structure and its internal reporting, management has determined that the Company does not have any operating segments as that term is defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Revenues from the Company's major product lines are summarized as follow:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Display drivers for large-size applications	$470,631	645,513	752,196
Display drivers for mobile handset applications	31,123	52,160	75,704
Display drivers for consumer electronics applications	18,571	28,616	66,634
Others	19,879	18,229	23,677
	$540,204	744,518	918,211

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Taiwan	$482,991	605,924	785,334
Other Asia Pacific (China, Korea and Japan)	57,213	138,287	132,687
Europe (Netherlands and France)	–	307	190
	$540,204	744,518	918,211

The carrying value of the company's tangible long-lived assets are located in the following countries:

	December 31,
	2006	2007
	(in thousands)
Taiwan	$38,681	45,379
China	208	574
U.S.	–	219
Korea	6	8
	$38,895	46,180

Revenues from significant customers, those representing 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
CMO and its affiliates, a related party	$318,008	409,697	539,737
Chunghwa Picture Tubes and its affiliates	87,534	92,561	66,694
	$405,542	502,258	606,431

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2006	2007
	(in thousands)
CMO and its affiliates, a related party	$115,535	194,154
Chunghwa Picture Tubes and its affiliates	33,846	24,138
	$149,381	218,292

Note 24. Subsequent Events

(a)	Ordinary share buybacks

In January and March 2008, the Company repurchased 1,074,042 ADSs from the open market for total cash consideration of $4,653 thousand. The Company has repurchased $33 million or 7,643,150 ADSs in the open market at an average price of US$4.32 per ADS as of May 30, 2008. The repurchased ADSs and their underling ordinary shares were then cancelled, thereby reducing approximately 7.6 million shares or 4% of the Company’s issued and outstanding ordinary shares in 2008.

(b)	Dilution of ownership stakes in Himax Media Solutions

On January 3, 2008, the Company recognized a dilution gain of $2,045 thousand, resulting from the issuance of 18,096 thousands new shares of common stock (representing a 19.9% interest) by Himax Media Solutions to CMO, a related party, TPV Technology Limited (“TPV”) and other third parties for cash proceeds of $8,402 thousand. After the transaction, the Company still retains a controlling financial interest in Himax Media Solutions.

(c)	Declaration of cash dividend

On May 27, 2008, the Company announced that the board of directors declared a cash dividend of US$0.35 per ordinary share of the Company. The dividend will be payable on June 27, 2008.

Note 25. Himax Technologies, Inc. (the Parent Company only)
As a holding company, dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions. The current corporate structure of the Company was established as a result of a share exchange between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to the certain conditions as disclosed in the first paragraph of Note 22 (j). If the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission, the ROC Investment Commission may revoke the Company's right to repatriation of profits to be distributed by Himax Taiwan or rescind its approval of the share exchange pursuant to which the Company's ownership structure was established.

As of December 31, 2007, the amount of restricted net assets of Himax Taiwan, which may not be transferred to the Company in the forms of cash dividends by Himax Taiwan if the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission was $366,608 thousand.

The Company believes that the above-mentioned restrictions of the ROC Investment Commission represent a limitation on distribution of assets from its subsidiary to the Company, therefore, the condensed separate financial information of the Parent Company only, as if the Parent Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets

	December 31,
	2006	2007
	(in thousands)
Cash and cash equivalents	$95,591	18,588
Other current assets	31,013	1,109
Investment in non-marketable securities	–	1,600
Investments in subsidiaries	238,648	430,700
Total assets	$365,252	451,997
Liabilities	$1,325	688
Total stockholders’ equity	363,927	451,309
Total liabilities and stockholder's equity	$365,252	451,997

The Parent Company had no long-term obligations or guarantees as of December 31, 2006 and 2007.

Condensed Statements of Income

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Revenues	$–	–	–
Costs and expenses	(77)	–	(683)
Operating income (loss)	(77)	–	(683)
Equity in earnings from subsidiaries	61,733	69,435	107,583
Other non operating income (loss)	(98)	5,755	5,696
Earnings before income taxes	61,558	75,190	112,596
Income tax	–	–	–
Net Income	$61,558	75,190	112,596

Condensed Statements of Cash Flows

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Cash flows from operating activities:
Net income	$61,558	75,190	112,596
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:			–
Share-based compensation expense	–	–	5
Equity in earnings from subsidiaries	(61,733)	(69,435)	(107,583)
Changes in operating assets and liabilities:
Other current assets	–	(5,789)	21,674
Other accrued expenses and other current liabilities	133	1,192	(499)
Net cash provided by (used in) operating activities	(42)	1,158	26,193
Net cash used in investing activities	–	(540)	(24,141)
Cash flows from financing activities:
Distribution of special cash dividends	(13,558)	–	(39,710)
Proceeds from borrowings (repayments) of short-term debt	13,600	(13,600)	–
Proceeds from initial public offering, net of issuance costs	–	147,408	–
Acquisitions of ordinary shares for retirement	–	(38,835)	(39,345)
Net cash provided by (used in) financing activities	42	94,973	(79,055)
Net increase (decrease) in cash and cash equivalents	–	95,591	(77,003)
Cash and cash equivalents at beginning of year	–	–	95,591
Cash and cash equivalent at end of year	$–	95,591	18,588

Corporate Information

Board of Directors

Chairman
Dr. Biing-Seng Wu

Directors
Jordan Wu
Jung-Chun Lin
Dr. Chun-Yen Chang
Yuan-Chuan Horng

Senior Management

Jordan Wu
Chief Executive Officer

Max Chan
Chief Financial Officer

Chih-Chung Tsai
Chief Technology Officer, Senior VP

Baker Bai
Incubator System Design Center, VP

John Chou
Quality & Reliability Assurance and Support
Design Center, VP

Norman Hong
Sales and Marketing, VP

Corporate Headquarters

Himax Technologies, Inc.
No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Taiana County 74445, Taiwan
Tel:+886-6-505-0880
Fax:+886-6-507-0000

Investor Information

Shareholder Services for
American Depositary Shares (ADSs)
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005

Stock Listings
The company’s common stock trades on the NASDAQ National Market under the symbol “HIMX”

Independent Auditors
KPMG Certified Public Accountants

Investor Contacts
Jessie Wang
Investor Relations
Himax Technologies, Inc.
10F, No1, XiangYang Road, Taipei 10046, Taiwan
jessie_wang@himax.com.tw

Joseph Villalta
The Ruth Group
757 Third Avenue
New York, NY 10017
+1-646-536-7003
jvillalta@theruthgroup.com